                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Laurentian Capital Corporation
         ---------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.05 Par Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    519256309
         ---------------------------------------------------------------
                                 (CUSIP Number)


                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   See Item 4
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [X].

                               Page 1 of 87 Pages

    CUSIP NO. 519256309             13D             Page 2 of 87 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Premier Group, Inc.               31-1422526
              American Financial Corporation             31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              See Item 3

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - - (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - - (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               - - - (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              HC
              HC

    CUSIP NO. 519256309             13D             Page 3 of 87 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Annuity Group, Inc.               06-1356481

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              See Item 3

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware corporation

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - - (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - - (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
                - - - (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              HC

    CUSIP NO. 519256309            13D             Page 4 of 87 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner
              Carl H. Lindner III
              S. Craig Lindner
              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
             N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States Citizens

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
               - - -

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
               - - -

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               - - -

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

    14    TYPE OF REPORTING PERSON*
              IN

            This Schedule 13D is filed on behalf of American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"),
    American Annuity Group, Inc. ("AAG") and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Premier, AFC, AAG and the Lindner Family are collectively referred to as the "Reporting Persons").

            As of May 31, 1995, the Lindner Family beneficially owned approximately 50.0% of the outstanding common stock of American Premier and American Premier beneficially owned (i) all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities) and (ii) 81.4% of the common stock of AAG. Through their ownership of common stock of American Premier and their positions as directors and executive officers of American Premier, the members of the Lindner Family may be deemed to be controlling persons with respect to American Premier, AFC and AAG.

    Item 1. Security and Issuer.

            This Schedule relates to shares of Common Stock, par value $.05 per share, ("Laurentian Common Stock"), issued by Laurentian Capital Corporation, a Delaware corporation ("Laurentian"). The principal executive offices of Laurentian are located at 640 Lee Road, Wayne, Pennsylvania 19087.

    Item 2. Identity and Background.

            See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Reporting Persons.

    Item 3. Source and Amount of Funds or Other Consideration.

             AAG  plans to  purchase the  Laurentian  Common Stock  for cash
    with  funds  available  for  investment.    AAG  intends  to  obtain  the
    remainder of th efunds necessary to complete the acquisition from various other sources.

    Item 4. Purpose of Transaction.

            AAG has agreed to acquire Laurentian pursuant to the terms of an Agreement and Plan of Merger by and among AAG, L.Q. Acquisition Corp., a Delaware corporation and a newly formed wholly-owned subsidiary of AAG ("L.Q.") and Laurentian dated as of May 25, 1995 (the "Merger Agreement"). The Merger Agreement provides that each share of Laurentian Common Stock outstanding immediately prior to the effective time other than shares held by (i) AAG or its subsidiaries or (ii) The Imperial Life Assurance Company of Canada ("ILAC") and Desjardins-
    Laurentian Life Group, Inc. ("DLLG") (collectively, the "Desjardins Shares") shall be converted into the right to receive $14.125 in cash. Each Desjardins Share shall be converted into the right to receive $13.875 in cash. Each holder of shares of Laurentian Common Stock can exercise his or her dissenters' rights pursuant to Section 262 of the General Corporation Law of the State of Delaware.

            The acquisition will be effected by means of the merger of L.Q. with and into Laurentian. Consummation of the merger will result in AAG becoming the sole stockholder of Laurentian. As a result, the Laurentian Common Stock will be de-registered under the Securities Exchange Act of 1934. The obligations of AAG, Laurentian and L.Q. to consummate the merger as contemplated by the Merger Agreement are subject to certain conditions, including regulatory approvals and the approval of the merger by the stockholders of Laurentian.

            In addition, AAG, ILAC and DLLG have entered into an Option Agreement dated as of May 25, 1995. ILAC and DLLG collectively beneficially own over 80% of the outstanding Laurentian Common Stock. The Option Agreement provides that under certain circumstances following the receipt of regulatory approvals and the termination of certain financing agreements between DLLG and Laurentian, AAG can exercise its option to purchase all Desjardins Shares for $13.875. The circumstances that trigger AAG's ability to exercise its option include (i) the failure, withdrawal or modification of the recommendation to the stockholders of Laurentian by the Board of Directors of Laurentian (the "Laurentian Board") to approve the Merger in accordance with the fiduciary duties of the Laurentian Board due to the receipt of a third party offer for Laurentian , (ii) the failure of either or both of ILAC or DLLG to vote all shares of Laurentian Common Stock held by them in favor of the Merger Agreement or (iii) the failure of the Laurentian Board to submit the Merger Agreement to the stockholders of Laurentian for approval on or before November 30, 1995 for any reason other than the exercise of the fiduciary duties of the Laurentian Board due to the receipt of a third party offer for Laurentian.

    Item 5. Interest in Securities of the Issuer.

            No Reporting Person currently owns any Laurentian Common Stock, but consummation of the merger as described in Item 4 would result in AAG owning 100% of the Laurentian Common Stock.

            Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving Laurentian equity securities have been effected during the past 60 days by the Reporting Persons or by the directors or executive officers of American Premier, AFC or AAG.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except for the Merger Agreement and the Option Agreement, each as described in Item 4, there have been no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and Laurentian with respect to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

    Item 7. Material to be filed as Exhibits.

            (1)      Schedule referred to in Item 2.

            (2) Agreement and Plan of Merger by and among American Annuity Group, Inc., L.Q. Acquisition Corp. and Laurentian Capital Corporation dated as of May 25, 1995.

            (3) Option Agreement dated as of May 25, 1995 by and among American Annuity Group, Inc., The Imperial Life Assurance Company of Canada and Desjardins-Laurentian Life Group, Inc.

            (4)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            (5) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

    Dated:  June 2, 1995              AMERICAN PREMIER GROUP, INC.


                                      By: James E. Evans
                                          James E. Evans, Senior Vice
                                            President and General Counsel

                                      AMERICAN FINANCIAL CORPORATION


                                      By: James E. Evans
                                          James E. Evans, Vice President
                                            and General Counsel

                                      AMERICAN ANNUITY GROUP, INC


                                      By: Mark F. Muething
                                          Mark F. Muething, Senior Vice
                                            President, General Counsel
                                              and Secretary

                                     Carl H. Lindner *
                                     Carl H. Lindner

                                     Carl H. Lindner III *
                                     Carl H. Lindner III

                                     S. Craig Lindner *
                                     S. Craig Lindner

                                     Keith E. Lindner *
                                     Keith E. Lindner


    *       By James E. Evans, Attorney-in-Fact

    (Laurentian.13D)

    Exhibit 1

    Item 2.  Identity and Background.

            American Premier is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Premier operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

            Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Premier. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987. He is also Chairman of the Board of AAG.

            Carl H. Lindner III's principal occupation is as President of American Premier. He is also President of AFC.

            S. Craig  Lindner's principal  occupations are as  Vice Chairman
    of American Premier  and President of AAG.   He is also Vice  Chairman of
    AFC.

            Keith E. Lindner's principal occupations are as Vice Chairman of American Premier and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Premier. He is also Vice Chairman of AFC.

            The   identity  and   background  of  the   executive  officers,
    directors and controlling persons of American Premier and AFC (other than the Lindner Family, which is set forth above) are as follows:

            1.  Theodore H. Emmerich is  a retired managing partner of Ernst
    &  Young,  certified  public  accountants,  Cincinnati,   Ohio.    He  is
    presently  a  director of  American  Premier  and  AFC.   Mr.  Emmerich's
    address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

            2.   James E.  Evans'  principal occupation  is as  Senior  Vice
    President and General Counsel of American Premier.   He is Vice President
    and General Counsel of AFC and presently serves as a director of American Premier and AFC.

            3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Premier and AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

            4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Premier and AFC. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

            5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Premier and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

            6.   Fred  J.  Runk's  principal occupation  is as  Senior  Vice
    President  and Treasurer of American Premier.   He is also Vice President
    and Treasurer of AFC.

            7.  Thomas E. Mischell's principal occupation is as Senior  Vice
    President - Taxes  of American Premier.   He is also a Vice  President of
    AFC.
            The  following  are  persons   who  are  executive  officers  of
    American Premier who are not also executive officers of AFC:

            1. Neil M. Hahl's principal occupation is as a Senior Vice President of American Premier.

            2. Robert W. Olson's principal occupation is as Senior Vice President and Secretary of American Premier.

            The following are persons who are executive officers of AFC who are not also executive officers of American Premier:

            1. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

            2. Robert C. Lintz's principal occupation is as a Vice President of AFC.

            AAG,   through  its   Great  American  Life   Insurance  Company
    subsidiary, is  engaged  in the  sale of  annuities.   The  identity  and
    background of the executive officers and directors of AAG (other than the Lindner Family, which is set forth above) are as follows:

            1.  Robert  A. Adams' principal occupation is as  Executive Vice
    President  of AAG.   Mr.  Adams is  presently a  director of  AAG and his
    business address is 250 East Fifth Street, Cincinnati, Ohio 45202.

            2. John B. Berding's principal occupation is as Senior Vice President - Investments of AAG.

            3.   William J.  Maney's principal occupation is  as Senior Vice
    President, Treasurer and  Chief Financial Officer  of AAG.   Mr.  Maney's
    business address is 250 East Fifth Street, Cincinnati, Ohio 45202.

            4.   Mark F.  Muething's principal occupation is  as Senior Vice
    President, General  Counsel and Secretary of  AAG.   His business address
    is 250 East Fifth Street, Cincinnati, Ohio 45202.

            5.   Jeffrey S. Tate's  principal occupation is  as Senior  Vice
    President  of  AAG.   His  business  address is  250  East  Fifth Street,
    Cincinnati, Ohio 45202.

            6. Christopher P. Miliano's principal occupation is as Vice President and Controller of AAG. His business address is 250 East Fifth Street, Cincinnati, Ohio 45202.

            7. A. Leon Fergenson is the former Chairman of the Board of G.K. Technologies, Inc., a manufacturer of electrical and electronic products. He is presently a director of AAG. Mr. Fergenson's business address is c/o The Penn Central Corp, 1328 Broadway, 3rd Floor, New York, New York 10001.

            8.   Ronald G. Joseph is  the Chief Executive Officer of various
    Cincinnati-based automobile dealerships and real estate ventures.   He is
    presently a director of AAG. Mr. Joseph's business address is 250 East Fifth Street, Cincinnati, Ohio 45202.

            9. John T. Lawrence is Senior Vice President of Paine Webber Inc., an investment banking firm. He is presently a director of AAG. Mr. Lawrence's business address is 312 Walnut Street, Suite 2000, Cincinnati, Ohio, 45202.

            10. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of AAG. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

            11.  Alfred W. Martinelli's principal occupation is  as Chairman
    and  Chief  Executive Officer  of  Buckeye  Management  Company.   He  is
    presently a director of AAG. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

            12.  Ronald F. Walker's principal occupation is as an  executive
    of  AFC.   He is  presently a  director of  AAG.   Mr. Walker's  business
    address is 580 Walnut Street, Cincinnati, Ohio 45202.

            The Lindner Family and American Premier may be deemed to be controlling persons with respect to AFC and AAG.

            Unless  otherwise  noted,   the  business  address  of  American
    Premier, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

            None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Exhibit 2





                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                          AMERICAN ANNUITY GROUP, INC.,

                             L.Q. ACQUISITION CORP.

                                       AND

                         LAURENTIAN CAPITAL CORPORATION



                                   DATED AS OF

                                  MAY 25, 1995

                          AGREEMENT AND PLAN OF MERGER

            This AGREEMENT AND  PLAN OF MERGER  (this "Merger  Agreement" or this "Agreement"), dated as of May 25, 1995, by and among American Annuity Group, Inc., a Delaware corporation ("Acquiror"), L.Q. Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Acquiror formed for the purposes of the transactions contemplated hereby ("Newco"), and Laurentian Capital Corporation, a Delaware corporation ("LCC").

            WHEREAS, the Board of Directors of Acquiror (the "Acquiror Board") believes it is in the best interests of Acquiror and its stockholders and the Board of Directors of LCC (the "LCC Board") believes it is in the best interests of LCC and its stockholders that Acquiror, Newco and LCC effect the transactions contemplated hereby; and

            WHEREAS, the parties hereto desire to adopt a plan of merger, providing for the merger of Newco with and into LCC (the "Merger") pursuant to which all of the issued and outstanding shares of Common Stock, $.05 par value per share, of LCC ("LCC Common Stock") will be converted into the right to receive the amount in cash per share specified herein; and

            WHEREAS, the LCC Board has concurrently herewith approved that certain Option Agreement made by Acquiror, The Imperial Life Assurance Company of Canada and Desjardins-Laurentian Life Group Inc. as of the date hereof; and

            WHEREAS, Acquiror, Newco and LCC desire to effect the Merger and the other transactions contemplated hereby; and

            WHEREAS,  the  parties  hereto   desire  to  set  forth  certain
    representations, warranties, covenants and agreements made herein as an inducement to the consummation of the Merger and the other transactions contemplated hereby.

            NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

    I.      THE MERGER

            In accordance with the terms and subject to the conditions of this Merger Agreement, Acquiror, Newco and LCC shall effect the Merger as follows:

            1.1      THE  MERGER.    At the  Effective  Time  (as  defined in
    Section 1.3), in accordance with this Merger Agreement and the General Corporation Law of the State of Delaware (the "Delaware Law"), Newco shall be merged with and into LCC, and the separate existence of Newco shall cease. LCC shall continue as the surviving corporation and is herein sometimes referred to in this capacity as the "Surviving Corporation."

            1.2      EFFECT  OF  THE  MERGER.    The  Merger  shall have  the
    effects set forth in Section 259 of the Delaware Law.

            1.3 CONSUMMATION OF THE MERGER. As soon as is practicable on the Closing Date (as defined in Section 1.4) after all conditions to the consummation of the Merger set forth herein have been satisfied or duly waived, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware, a Certificate of Merger in such form as is required by, and executed, acknowledged and certified in accordance with, the relevant provisions of the Delaware Law (the later of the time of such filing or the effective time of the Certificate of Merger filed pursuant to the Delaware Law is herein referred to as the "Effective Time").

            1.4 CLOSING. The closing of the Merger (the "Closing") shall take place on the last business day of the month ending no less than four business days after the date of satisfaction of all the conditions to the Closing set forth in ARTICLE VIII or on such other date as Acquiror and LCC shall mutually agree (such specified day following the satisfaction of all conditions to Closing or such other mutually agreed to date being herein referred to as the "Closing Date") at such place as Acquiror and LCC shall mutually agree.

            1.5      CERTIFICATE OF INCORPORATION AND BY-LAWS; DIRECTORS  AND
    OFFICERS.

            (a) At the Effective Time, each of the Certificate of Incorporation of LCC (the "Certificate") and the By-Laws of LCC (the "By-Laws"), shall be amended in their entirety to conform to Exhibit A and Exhibit B, respectively, attached hereto and made a part hereof, and shall be after such amendment the Certificate of Incorporation and By-Laws of the Surviving Corporation and thereafter shall continue to be such Certificate of Incorporation and By-Laws until amended as provided therein and in accordance with the Delaware Law.

            (b) From and after the Effective Time, the directors of Newco shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of LCC shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

    II.     CONVERSION  OF SHARES;  DISSENTING LCC  SHARES; PAYMENT  FOR LCC
            COMMON STOCK.

            2.1 CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof or of any party hereto:

            (a) LCC Common Stock. Each share of LCC Common Stock issued and outstanding immediately prior to the Effective Time, other than (i) DLFC Shares (as hereinafter defined), (ii) LCC Common Stock held by Acquiror, any direct or indirect subsidiary of Acquiror, LCC or any direct or indirect Subsidiary of LCC ("Excluded Shares"), and (iii) Dissenting LCC Shares (as hereinafter defined), shall be automatically converted into the right to receive $14.125 in cash, payable to the holder thereof without interest thereon upon the surrender of the certificate formerly representing such share in the manner provided by
                     Section 2.2.

            (b) DLFC Shares. Each of the 6,177,093 shares of LCC Common Stock issued and outstanding immediately prior to the Effective Time held by The Imperial Life Assurance Company of Canada and Desjardins-Laurentian Life Group Inc. (collectively, the "DLFC Shares"), shall be automatically converted into the right to receive in cash $13.875, payable to the holders thereof without interest thereon upon the surrender of the certificates formerly representing such share in the manner provided by Section 2.2.

            (c)      Excluded Shares.   Each of the Excluded Shares  shall be
                     automatically   cancelled   and  extinguished,   and  no
                     payment shall be made with respect to such shares.

            (d) Newco Common Stock. Each share of common stock, no par value per share, of Newco outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable newly issued share of common stock, par value $0.05 per share, of the Surviving Corporation, and the shares converted pursuant to this Section 2.1(d) shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

            (e) Dissenting LCC Shares. Each share of LCC Common Stock with respect to which dissenters' rights have been properly exercised by the holders thereof under Section 262 of the Delaware Law and perfected to the extent necessary, as of the Effective Time ("Dissenting LCC Shares", or, individually, a "Dissenting LCC Share"), shall thereafter represent only such rights as are provided by Section 262 of the Delaware Law, and shall be subject to compliance by the holder thereof with the obligations imposed by Section 262 of the Delaware Law.

            2.2      SURRENDER AND EXCHANGE OF LCC COMMON  STOCK, OPTIONS AND
    SARs.

            (a) Payment Agent. Prior to the Effective Time, Acquiror shall designate a bank or trust company reasonably acceptable to LCC to act as Payment Agent in the Merger (the "Payment Agent"). At the Effective Time, in accordance with Section 8.3(e) Acquiror or Newco shall deposit in trust with the Payment Agent and/or an unconditional commitment to provide cash in the aggregate amount equal to the Acquiror Payment (as hereinafter defined). Such funds shall be invested by the Payment Agent on behalf of the Surviving Corporation in securities issued or guaranteed by the United States government or certificates of deposit of commercial banks that have consolidated total assets of not less than $500,000,000.

            (b) Letter of Transmittal. Promptly after the Effective Time, the Payment Agent shall mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented LCC Common Stock (the "Certificates"), other than Certificates evidencing Dissenting LCC Shares or Excluded Shares, a form letter of transmittal and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Payment Agent of a Certificate, together with such letter of transmittal duly executed, and any other documents required by the Payment Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration set forth in Section 2.1, and such Certificate shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates on the cash payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer as reasonably determined by Acquiror and that the person requesting such payment shall pay to the Payment Agent any transfer or other taxes required by reason of the payment to a person other than the registered holder of such LCC Common Stock or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

            (c) Payment for Employee Options and SARs. There shall be mailed to each holder of an Employee Option or SAR (as defined in Section 3.2(b)) outstanding at the time for payment therefor pursuant to this Section 2.2(c) the consideration set forth in Section 5.3, and upon the mailing of such payment each such Employee Option or SAR shall forthwith be cancelled. Payment shall be made in the manner specified in Section 2.2(c)(i), unless Acquiror by notice to LCC given not less than thirty (30) days prior to the filing of the Proxy Statement described in Section 6.1(b) requests that LCC pay such consideration in accordance with Section 2.2(c)(ii). No interest will be paid or accrued for the benefit of holders of Employee Options or SARs on the cash payable with respect to Employee Options or SARs. Payment shall be made either:

                     (i) promptly after the Effective Time by the Payment Agent to each holder of an Employee
                             Option or SAR listed on LCC's certificate delivered pursuant to Section 5.3, or

                     (ii)    by  LCC  immediately  prior  to  the  Effective
                             Time.

            (d) Undisbursed Funds. At any time following one year after the Effective Time, Acquiror shall be entitled to require the Payment Agent to deliver to it or to the Surviving Corporation any funds (including any interest received with respect thereto) which have been made available to the Payment Agent and which have not been disbursed to holders of Certificates or Employee Options or SARs, and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the cash payable upon due surrender of their Certificates or Employee Options or SARs. The Surviving Corporation shall pay all charges and expenses, including those of the Payment Agent, in connection with the exchange of the Acquiror Payment for LCC Common Stock, other than transfer or other taxes to be paid pursuant to Section 2.2(b) by a person requesting payment to be made to a person other than the person in whose name a
                     Certificate   surrendered   is   registered.       Until
                     surrendered in accordance with the provisions of this Section, each Certificate (other than Certificates representing Excluded Shares and Dissenting LCC Shares) shall, at all times after the Effective Time, represent for all purposes the right to receive in cash the amount per share specified in Section 2.1 multiplied by the number of shares of LCC Common Stock evidenced by such Certificate, without any interest thereon. Notwithstanding the foregoing, Acquiror shall not be liable to any holder of LCC Common Stock for any amount paid to a public official or governmental entity pursuant to applicable abandoned property laws.

            (e) No Stock Transfers. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of LCC Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented for transfer to the Surviving Corporation, they shall be cancelled and exchanged for the per share cash amount specified in Section 2.1 as provided in this Article in accordance with the procedures set forth in this Article.

            2.4      ACQUIROR PAYMENT

            The "Acquiror Payment" shall be the sum of

            (a) the aggregate of the amounts payable to holders of LCC Common Stock issued and outstanding as of the Effective Time pursuant to Section 2.1, plus

            (b)      if payment is  to be made  to such  holders pursuant  to
                     Section 2.2(c)(i), the aggregate amount payable to holders of Employee Options or SARs outstanding at the Effective Time in accordance with Section 5.3.


            2.5      CREDIT AGREEMENT.   On the Closing Date and prior to the
                     Effective Time:

            (a)      Acquiror shall pay  or cause to be  paid in full  to the
                     Lenders identified in that certain $45,000,000 Credit Agreement among Laurentian Capital Corporation and the several Lenders named therein as Lenders and National Bank of Canada, New York Branch, as Agent (the "Agent"), dated as of April 25, 1994 (the "Credit Agreement"), the outstanding balance of the indebtedness under the Credit Agreement including principal, interest, fees and expenses;

            (b) LCC shall have terminated the commitments under the Credit Agreement effective as of the Closing Date; and

            (c) LCC and the Agent shall have executed and delivered to Desjardins Laurentian Financial Corporation ("DLFC") an appropriate instrument of discharge acknowledging the termination of the Long Term Financing Support Agreement dated as of April 25, 1994, executed between DLFC and LCC as well as that certain agreement dated as of April 25, 1994 executed among DLFC, LCC and the Agent, and releasing DLFC from all liabilities and obligations under such agreements.

    III.    REPRESENTATIONS AND WARRANTIES OF LCC

            LCC hereby represents and warrants to Acquiror that:

            3.1      ORGANIZATION AND COMPLIANCE WITH LAW.

            (a) Each of LCC and its direct and indirect subsidiaries (such subsidiaries being those corporations of which

                     LCC beneficially owns all of the outstanding voting securities, including without limitation Loyal American Life Insurance Company ("Loyal American"), an Alabama stock insurance corporation and a wholly-owned subsidiary of LCC, and Prairie States Life Insurance Company ("Prairie States"), a South Dakota stock insurance corporation and an indirect wholly-owned subsidiary of LCC; and all such subsidiaries, collectively referred to herein as the "LCC Subsidiaries," being listed on Exhibit 22 to the LCC 10-K hereinafter defined) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and corporate authority and all requisite governmental and other authorizations to own, lease and operate its assets and properties and to carry on its business as now being conducted;

            (b) each of LCC and the LCC Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction in the United States,
                     Puerto Rico and the U.S. Virgin Islands ("Jurisdiction") in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary; and

            (c) other than is disclosed in a disclosure letter delivered by LCC to Acquiror prior to the date hereof (the "LCC Disclosure Letter"), each of LCC and the LCC Subsidiaries is in compliance with all applicable laws, judgments, orders, decrees, rules and regulations, including without limitation all Environmental Laws (as defined in Section 3.21), without regard to any waiver or forbearance arrangement;

    except with respect to the foregoing (a), (b) and (c) as to such matters (if any) where failure of such authorizations, qualifications or compliance does not and would not, either individually or in the aggregate, have a material adverse effect on the financial condition, results of operations or business of LCC and the LCC Subsidiaries taken as a whole. LCC has heretofore delivered to Acquiror true and complete copies of its Certificate and By-laws and of the charter and bylaws of each of the LCC Subsidiaries, in each case as in existence on the date hereof.

            3.2      CAPITALIZATION

            (a)      The   authorized  capital  stock   of  LCC  consists  of
                     20,000,000 shares of LCC Common Stock and 5,000,000 shares of preferred stock. As of the date hereof:

                     (i) there were issued and outstanding 7,587,398 shares of LCC Common Stock and 33,747 shares of Series A Cumulative Convertible Preferred Stock of LCC ("Preferred Stock"), of which 808 shares are held by Loyal American, and

                     (ii) 524,098 shares of LCC Common Stock were held in treasury by LCC. As of December 31, 1994, LCC had over 9,000 record holders of LCC Common Stock. Except as disclosed in the LCC Disclosure Letter, since such date no shares of LCC Common Stock have been issued. All outstanding shares of LCC Common Stock are validly issued, fully paid and nonassessable and no holder thereof is entitled to any preemptive rights. Except as disclosed in the LCC Disclosure Letter, neither LCC nor any of the LCC Subsidiaries is a party to, nor is LCC aware of, any voting agreement, voting trust or similar agreement, arrangement or understanding relating to any class of capital stock of, or any agreement, arrangement or understanding providing for registration rights with respect to any class of capital stock or other securities of, LCC or any of the LCC Subsidiaries.

            (b) As of the date hereof, there are outstanding (i) options (the "Employee Options") to purchase under the Laurentian Capital Corporation Amended and Restated Executive Stock Option Plan (the "LCC Option Plan") an aggregate of not more than 496,680 shares of LCC Common Stock at a weighted average exercise price per share of $5.58 (ranging from $2.125 to $8.50 per share), and
                     (ii) 349,044 Stock Appreciation Rights ("SARs") granted under the LCC Option Plan at a weighted average base price per share of approximately $2.54 (ranging from $2.125 to $5.50 per SAR). Other than as set forth in this Section 3.2 and any shares of LCC Common Stock issued pursuant to any of the foregoing, there are not now, and at the Effective Time there will not be, any
                     (A) outstanding shares of capital stock or other equity securities of LCC or (B) outstanding options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of LCC, or contracts, agreements, arrangements or understandings to which LCC is a party, or by which it is or may be bound, to issue additional shares of any class of its capital stock or options, warrants, scrip or rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any additional shares of any class of capital stock of LCC.

            (c) The shares of capital stock or other equity securities of each of the LCC Subsidiaries are collectively referred to herein as the "LCC Subsidiary Shares". All outstanding LCC Subsidiary Shares are validly issued, fully paid and nonassessable and, except as set forth in the LCC Disclosure Letter, owned beneficially and of record directly or indirectly by LCC, and in each case owned free and clear of all liens, pledges, security interests, claims or other encumbrances. Except as aforesaid or as described in the LCC Disclosure Letter, there are not now, and at the Effective Time there will not be, any (A) outstanding LCC Subsidiary Shares that are owned of record or beneficially by any person or entity other than LCC or one of the LCC Subsidiaries, or (B) outstanding options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any class of capital stock of any of the LCC Subsidiaries, or contracts, agreements, arrangements or understandings to which LCC or any of the LCC Subsidiaries is a party, or by which any thereof is or may be bound, to issue additional shares of any class of capital stock or options, warrants, scrip or rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, any additional shares of capital stock of any of the LCC Subsidiaries.

            3.3 AUTHORIZATION AND VALIDITY OF AGREEMENTS. Subject only, with respect to the Merger, to approval of this Agreement by the stockholders of LCC as provided for in Section 8.1(a), LCC has all requisite corporate power and corporate authority to enter into this Agreement and to perform its obligations hereunder, and the execution and delivery by LCC of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite corporate action. On or prior to the date hereof, the LCC Board has determined to recommend approval of the Merger to the stockholders of LCC, and such determination is in effect as of the date hereof. This Agreement has been duly executed and delivered by LCC and is the valid and binding obligation of LCC, enforceable against LCC in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

            3.4 NO NOTICES OR APPROVALS REQUIRED AND NO CONFLICTS. None of the execution and delivery of this Agreement by LCC, the performance by LCC of its obligations hereunder or the consummation by LCC of the transactions contemplated hereby will:

            (a) conflict with the Certificate or By-laws of LCC or with the charter or bylaws of any of the LCC Subsidiaries;

            (b) assuming satisfaction of the requirements set forth in Clause (c) (i), (ii), (iii) and (iv) below, violate any provision of law applicable to LCC or any of the LCC Subsidiaries;

            (c) require any consent or approval of, or filing with or notice to, any public body or authority, domestic or foreign, under any provision of law applicable to LCC or any of the LCC Subsidiaries, except for

                     (i) requirements of Federal and state securities laws,

                     (ii) requirements arising out of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"),

                     (iii) the filing of a Certificate of Merger in accordance with the Delaware Law, and

                     (iv)    approvals   of   or   notices   to   regulatory
                             authorities pursuant to the insurance laws of jurisdictions requiring same; or

            (d)      assuming  satisfaction  of the  condition  set  forth in
                     Section 8.3(d), require any consent, approval or notice under, or violate, breach, be in conflict with or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or permit the termination of, or result in the creation or imposition of any lien upon any assets, properties or business of LCC or any of the LCC Subsidiaries under, any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument or other agreement or commitment, order, judgment or decree to which LCC or any of the LCC Subsidiaries is a party or by which LCC or any of the LCC Subsidiaries or any of the assets or properties thereof is bound or
                     encumbered,  except   those   disclosed   in   the   LCC
                     Disclosure Letter. Except as disclosed in the LCC Disclosure Letter, there are no contracts, agreements or arrangements by which LCC or any LCC Subsidiary is bound under which the parties thereto or persons covered thereby have any rights or entitlements dependent upon the change of control to be effected by the Merger.


            3.5      LCC REPORTS AND FINANCIAL STATEMENTS; RESERVES.

            (a) Since December 31, 1991, each of LCC and the LCC Subsidiaries has timely filed all reports, registration statements and other filings, together with any amendments required to be made with respect thereto, that it has been required to file with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, as amended (the "1934 Act"), or the Securities Act of 1933. All reports, registration statements and other filings (including all exhibits, notes and schedules thereto and documents incorporated by reference therein) filed by LCC and any of the LCC Subsidiaries with the SEC on or after January 1, 1992, together with any amendments thereto, including, when filed, the Proxy Statement described in
                     Section 6.1(b), together with any amendments thereto, insofar as such Proxy Statement contains data and information with respect to LCC or any of the LCC Subsidiaries, are herein sometimes collectively referred to as the "LCC SEC Reports". LCC has heretofore delivered to Acquiror true and complete copies of all of the LCC SEC Reports that have been filed with the SEC prior to the date hereof. As of the respective dates of their filing with the SEC the LCC SEC Reports complied or will comply, as the case may be, in all material respects with the rules and regulations of the SEC and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

            (b) The consolidated financial statements (including any related notes or schedules) included in LCC's Annual Report on Form 10-K for the year ended December 31, 1994 (the "LCC 10-K") and LCC's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1995 and for quarters ended subsequent thereto (the "LCC 10-Qs"), as filed with the SEC, were or will be, as the case may be, prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be noted therein or in the notes or schedules thereto) and fairly present or will fairly present, as the case may be, the consolidated financial position of LCC and its consolidated subsidiaries as of December 31, 1993 and 1994 and March 31 (or the last day of the subsequent fiscal quarter, in the case of subsequently-filed LCC 10-Qs), 1994 and 1995 and the consolidated results of their operations and cash flows for each of the three years in the three-year period ended December 31, 1994 and each of the interim periods reported on in the LCC 10-Qs, subject, in the case of the unaudited interim financial statements contained in the LCC 10-Qs, to normal year-end audit adjustments on a basis comparable with prior periods. The accountants who certified any financial statements and supporting schedules included or incorporated by reference in the LCC SEC Reports are independent public accountants with respect to LCC as required by the rules and regulations of the SEC.

            (c) The statutory financial statements of each of the LCC Subsidiaries engaged in the business of insurance (the "Insurance Subsidiaries"), including Loyal American and Prairie States, for each of the three years in the three-year period ended December 31, 1994 and for the quarter ended March 31, 1995 and quarters ended subsequent thereto have been or will be, as the case may be, prepared in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners and, with respect to each such Insurance Subsidiary, the appropriate insurance department of the state of domicile of such Insurance Subsidiary, and such accounting practices have been or will be, as the case may be, applied on a consistent basis throughout the periods involved, and such statutory financial statements fairly present or will fairly present, as the case may be, the financial condition of each respective Insurance Subsidiary as of such dates in accordance with such accounting practices, except as disclosed therein. LCC has heretofore delivered to Acquiror true and complete copies of all such statements which have heretofore been filed.

            (d) Since December 31, 1991 (or if later, the date an LCC Subsidiary became an LCC Subsidiary), each of LCC and the LCC Subsidiaries has filed all reports and other filings, together with any amendments required to be made with respect thereto, that it has been required to file with state and other insurance and securities regulatory authorities (the "LCC Insurance Filings"), and all of the LCC Insurance Filings filed prior to the date hereof complied, and all such filings made hereafter prior to the Effective Time will comply, in all material respects with applicable laws, rules and regulations, and, except as disclosed in the LCC Disclosure Letter, there are no material open or unresolved issues raised by any insurance or securities regulatory authority with respect to any of such filings. LCC has heretofore delivered to Acquiror true and complete copies of (a) all Reports of Examination issued by any insurance regulatory authority for any
                     Insurance Subsidiary since January 1, 1992 and all written responses made by Insurance Subsidiaries concerning such Reports of Examination, and (b) all Reports of Examination or similar documents issued by any other regulatory authority for any other LCC Subsidiary since January 1, 1992 and all written responses made by LCC Subsidiaries concerning such Reports of Examination, and a list of same is included in the LCC Disclosure Letter.

            (e) The aggregate reserves and (except with respect to clause (i) below) other amounts of liabilities or obligations of each Insurance Subsidiary (including, without limitation, reserves established as an allowance for uncollectible amounts under any reinsurance, coinsurance or similar contract) as established or reflected on the books and records of each of the Insurance Subsidiaries (i)(A) were determined in accordance with generally accepted actuarial standards consistently applied, (B) are fairly stated in accordance with sound actuarial principles, and (C) on the date hereof are, and at the Effective Time will be, based on actuarial assumptions that are in accordance with those specified in the related insurance contracts, (ii) meet on the date hereof, and at the Effective Time will meet, in all material respects, the requirements of the insurance laws of the applicable jurisdiction as in effect on the date hereof, or on the date of the Effective Time, as the case may be, and (iii), except as set forth in the LCC SEC Reports, are on the date hereof, and at the Effective Time will be, adequate to cover the total amount of all matured and unmatured liabilities and obligations of such Insurance Subsidiary under all outstanding insurance contracts pursuant to which such Insurance Subsidiary has any liability (whether absolute, accrued, contingent or otherwise) or obligation, including without limitation any incurred but not reported claims and any liability or obligation arising as a result of any reinsurance, coinsurance or other similar contract. For the purposes of clause
                     (iii) above, the fact that reserves covered by any such representation are subsequently adjusted at times and under circumstances consistent with LCC's ordinary practices of reassessing the adequacy of its reserves shall not be used to support any claim regarding the accuracy of such representation, provided that such adjustments do not exceed $6,000,000 in the aggregate. As of the date hereof, each Insurance Subsidiary owns assets that qualify as reserve assets to the extent required by applicable insurance laws.

            (f) Except as set forth in the financial statements referred to in Sections 3.5(b) and 3.5(c) (the "Financial Statements") or the LCC Disclosure Letter, neither LCC nor any of its subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) that in the aggregate have or may reasonably be expected to have a material adverse effect on LCC and the LCC Subsidiaries, taken as a whole.

            3.6 CONDUCT OF BUSINESS IN THE ORDINARY COURSE AND ABSENCE OF CERTAIN CHANGES AND EVENTS

            (a) Except as contemplated by this Merger Agreement or as disclosed in the LCC SEC Reports filed with the SEC prior to the date hereof or in the LCC Disclosure Letter, to the extent material to LCC and the LCC Subsidiaries taken as a whole, since December 31, 1994 LCC and the LCC Subsidiaries have taken no action of the type referred to in Section 6.2 and there has not been any material adverse change in the financial condition, results of operations or businesses of LCC and the LCC Subsidiaries, taken as a whole (excluding for purposes of the foregoing the effect of any conditions, trends, uncertainties, events and developments adversely affecting the life insurance industry generally).

            (b)      Neither  LCC  nor any  of  the  LCC Subsidiaries  is  in
                     violation of its charter or bylaws or, to the extent material to LCC and the LCC Subsidiaries taken as a whole, in default in the performance of, and no event has occurred that, with notice or lapse of time or both, would constitute a default in the performance of, any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument or other agreement or commitment, order, judgment or decree to which LCC or any of the LCC Subsidiaries is a party or by which LCC or any of the LCC Subsidiaries or any of the assets or properties thereof is bound or encumbered.

            3.7 CERTAIN FEES. With the exception of the engagement by LCC of Oppenheimer & Co., Inc., none of LCC or any of the LCC
    Subsidiaries, or any of their respective officers, directors or employees, has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, brokerage or finders' fees or commissions in connection with the transactions contemplated hereby.

            3.8      LITIGATION.  Except as disclosed in  the LCC SEC Reports
    filed with the SEC prior to the date hereof or in the LCC Disclosure Letter, there are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of LCC, threatened against or affecting LCC or any of the LCC Subsidiaries or any of their respective assets or properties, at law or in equity, before or by any Federal, state, municipal or other governmental agency or authority, foreign or domestic, or before any arbitration board or panel, wherever located, other than those in the ordinary course of the insurance business of the LCC Subsidiaries, or those which, individually or in the aggregate, would not have a material adverse effect on LCC and the LCC Subsidiaries, taken as a whole. LCC has heretofore delivered to
    Acquiror a list of all litigation pending on the date hereof to which LCC or any LCC Subsidiary is a party.

            3.9      BENEFIT PLANS

            (a) The LCC Disclosure Letter lists the name and a short description of each Benefit Plan (as herein defined), together with an indication of its funding status (e.g., trust, insured or general company assets). For purposes hereof, the term "Benefit Plan" shall mean any plan, program, arrangement or contract currently maintained or terminated within the last five years by LCC or any of the LCC Subsidiaries for the benefit of its employees, former employees or Directors which constitutes (i) any retirement plan intended to be qualified under Section 401(a) such as a pension, profit sharing, 401(k), stock bonus plan or employee stock ownership plan or other "employee pension benefit plan" as defined in ERISA Section 3(2), and (ii) any plan, program or arrangement providing deferred compensation, bonus deferral or incentive benefits, whether funded through a trust or otherwise, and (iii) any welfare plan, program or policy providing vacation, severance, salary continuation, supplemental unemployment, disability, life, health coverage, retiree health, VEBA, medical expense reimbursement or dependent care assistance benefits, in any such foregoing case without regard to whether the Benefit Plan constitutes an employee welfare benefit plan under
                     Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the number of employees covered under such Benefit Plan. The term Benefit Plan shall include any of the foregoing, whether or not maintained currently for the benefit of employees, former employees or Directors of LCC or an LCC Subsidiary, with respect to which there is any current obligation (or with respect to which there is any material likelihood of an obligation being asserted against LCC or an LCC Subsidiary) for LCC or an LCC Subsidiary to make contributions or benefit payments.

            (b) LCC shall deliver to Acquiror within two weeks after the date hereof true, complete and correct copies of all plan documents comprising each Benefit Plan, together with, when applicable (i) the most recent summary plan description, if any, required under ERISA,
                     (ii) the most recent actuarial and financial reports, if any, and the most recent annual reports filed with any governmental agency and (iii) all Internal Revenue Service ("IRS") or other governmental agency rulings and determination letters or any open requests for IRS rulings or letters with respect to Benefit Plans.

            (c) With respect to each Benefit Plan which is an employee pension benefit plan (as defined in Section 3(2) of ERISA) other than any such plan that meets the "top-hat" exception under Section 201(1) of ERISA (a "Qualified Benefit Plan"), except as disclosed on the

                     LCC Disclosure Letter: (i) the IRS has issued a determination letter which determined that such Qualified Benefit Plan satisfied the requirements of
                     Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as amended by all of the laws referred to in Section 1 of Revenue Procedure 93-39, such determination letter has not been revoked or threatened to be revoked by the IRS and the scope of such determination letter is complete and does not exclude consideration of any of the requirements of matters referred to in Sections 4.02 through 4.04 of Revenue Procedure 93-39; (ii) such Qualified Benefit Plan is in compliance with all qualification requirements of Section 401(a) of the Code, except for noncompliance which would not have a material adverse effect on LCC and the LCC Subsidiaries taken as a whole; (iii) no application has been made to the IRS under the voluntary compliance resolution program or the walk-in closing agreement program and no circumstance or condition exists which would qualify as a subject matter of such a filing; (iv) such Qualified Benefit Plan has been operated in material compliance with all notice, reporting and disclosure requirements of ERISA and the Code which apply to employee pension benefit plans; (v) any Qualified Benefit Plan which is an ESOP as defined in Section 4975(3)(7) of the Code (an "ESOP") is in material compliance with the applicable qualification requirements of Section 409 of the Code; and (vi) with respect to such Qualified Benefit Plan, if it was terminated or is currently in the process of being terminated, such Qualified Benefit Plan has been or is being terminated in compliance with the requirements of the Code and ERISA and the liabilities of such Qualified Benefit Plan, if already terminated, were fully satisfied or, if such Plan is in the process of termination, are not greater than the assets held under such Plan. For purposes hereof, a
                     Qualified Benefit Plan shall not be considered in "material compliance" if circumstances exist which, (x) if discovered by the Internal Revenue Service, would likely cause the Internal Revenue Service to either disqualify the Plan or place the Plan in its closing agreement program or (y) would cause the Department of Labor to impose material penalties which would have a material adverse effect upon the financial condition of LCC and the LCC Subsidiaries taken as a whole.

            (d) With respect to each Benefit Plan, other than a Qualified Benefit Plan, except as noted on the LCC Disclosure Letter: (i) to the extent such Benefit Plan is intended to provide benefits to plan participants that are not subject to federal income tax so long as specific provisions of the Code are met, such Benefit Plan currently meets such Code provisions; (ii) such Benefit Plan has been operated in material compliance with all applicable notice, reporting and disclosure requirements of ERISA and the Code (including but not limited to the filing of timely Forms 5500); (iii) such Benefit Plan, if a group health plan subject to the requirements of Section 4980B of the Code or Sections 601 through 608 of ERISA, has been operated in material compliance with such requirements; and (iv) there is not now, and never has been, any "unrelated business taxable income" as defined in Sections 512 through 514 of the Code. For purposes hereof, a Benefit Plan shall not be considered in "material compliance" if circumstances exist which allow the Internal Revenue Service or the Department of Labor to impose material penalties which would have a material adverse effect upon the financial condition of LCC and the LCC Subsidiaries taken as a whole.

            (e) No prohibited transaction under Section 406 of ERISA has occurred with respect to any Benefit Plan subject thereto which would result, with respect to any person, in (i) the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code or (ii) fiduciary liability under Section 409 of ERISA which would have a material adverse effect upon the financial condition of LCC and the LCC Subsidiaries taken as a whole. No ESOP is leveraged.

            (f) Except as noted on the LCC Disclosure Letter, no actions, suits or claims (other than routine claims for benefits) are pending or threatened against any Benefit Plan or against LCC or any of the LCC Subsidiaries with respect to any Benefit Plan.

            (g)      All   material  Unfunded   Liabilities,  as  hereinafter
                     defined, with respect to each Benefit Plan have been recorded and disclosed on one or more of the most recent Financial Statements or, if not, in the LCC Disclosure Letter. For purposes hereof, the term "Unfunded Liabilities" shall mean (i) any amounts properly accrued to date under generally accepted accounting principles in effect as of the date of this Merger Agreement ("GAAP"), or (ii) amounts not yet accrued for GAAP purposes but for which an obligation (which has legally accrued and cannot legally be eliminated) exists for payment in the future which is attributable to any Benefit Plan, including but not limited to (A) severance pay benefits, (B) deferred compensation or unpaid bonuses, (C) any liabilities on account of the change in control which will result from this Agreement, including any potential 20% excise tax under Section 4999 of the Code relating to excess parachute payments under Section 280G of the Code, (D) any unpaid defined benefit or money purchase pension plan contributions for the current plan year or any accumulated funding deficiency under Section 412 of the Code and related penalties under Section 4971 of the Code, including unpaid defined benefit or money purchase pension plan contributions of funding deficiencies owed by members of a controlled group of corporations which includes LCC or any of the LCC Subsidiaries and for which LCC is liable under applicable law, (E) authorized but unpaid profit sharing contributions or contributions under Section 401(k) and Section 401(m) of the Code, (F) former employee or Director health benefit or life insurance coverage and (G) insurance premiums due but unpaid required under any group health plan to maintain such plan's coverage through the Closing Date.

            (h) Neither LCC nor any of the LCC Subsidiaries maintain a defined benefit pension plan subject to the provisions of Title IV of ERISA. Neither LCC nor any of the LCC Subsidiaries has, or within the past five years has had, any obligation to contribute to any multiemployer plan, as defined in Section 3(37) of ERISA.

            (i) Except as listed on the LCC Disclosure Letter and identified as "Retiree Liability," LCC and the LCC Subsidiaries have no obligation to provide medical benefits, or life insurance benefits to or with respect to retirees, former employees or any of their relatives, other than under Sections 601 through 608 of ERISA or Section 4980(B) of the Code.

            (j) Except as disclosed in the LCC Disclosure Letter, LCC and the LCC Subsidiaries have all power and authority necessary to amend or terminate each Benefit Plan established and maintained by them.

            3.10     TAX MATTERS

            (a)      Definitions.   For purposes  of this  Section 3.10,  the
                     following terms have the following meanings:

                     (i) "Code" - The Internal Revenue Code of 1986, as amended.

                     (ii) "Tax Return" - Any report, return, form, declaration or other document or information required to be supplied to any authority in connection with Taxes.

                     (iii) "Taxes" - All taxes, charges, fees, levies or other assessments, including without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property, premium or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties (including penalties for failure to file in accordance with applicable information reporting requirements), and additions to tax by any authority (domestic or foreign).

                     (iv) "Taxable Period" - Any taxable year or any other period that is treated as a taxable year (including any Short Period) with respect to which any Tax may be imposed under any applicable statute, rule, or regulation.

                     (v)     "Pre-Closing  Period"  -   Any  Short   Period,
                             Interim Period or other Taxable Period that ends on or before the Closing Date.

                     (vi) "Post-Closing Period" - Any Taxable Period that begins after the Closing Date and, with respect to any Taxable Period that begins on or before and ends after the Closing Date, the portion of such Taxable Period beginning on the day following the Closing Date.

                     (vii) "Interim Period" - With respect to any Taxable Period that begins on or before the Closing Date and ends after the Closing Date, the portion of such period that ends on the Closing Date.

                     (viii) "Short Period" - Any Taxable Period that ends on the Closing Date.

                     (ix)    "LCC  Subsidiaries"  -  For  purposes  of  this
                             Section 3.10, LCC Subsidiaries shall include former subsidiaries of LCC for the periods during which any such subsidiaries were owned directly or indirectly by LCC.

            (b) Representations and Warranties. Except as set forth in the LCC Disclosure Letter:

                     (i) Filing Status. LCC is the "common parent" of an "affiliated group" of corporations (as those terms are used in Section 1504(a) of the Code and the Treasury Regulations promulgated under Section 1502 of the Code). LCC is and will be eligible to file a consolidated federal income Tax Return for the Short Period ending on the Closing Date. The LCC Disclosure Letter discloses the LCC Subsidiaries eligible for inclusion in LCC's consolidated federal income Tax Return and those Subsidiaries that file separate federal income Tax Returns.

                     (ii) Filing Tax Returns and Payment of Taxes. All Tax Returns required to be filed with respect to LCC and LCC Subsidiaries for all Taxable
                             Periods ending on or before the date hereof have been or will be timely filed. All such Returns (A) were prepared in the manner required by applicable law, (B) are true, correct, and complete in all material respects, and (C) reflect the liability for Taxes of LCC and LCC Subsidiaries. All Taxes shown to be payable on such Returns, and all assessments of Tax made against LCC and LCC Subsidiaries with respect to such Returns, have been or will be paid when due. No adjustment to the income of LCC and LCC Subsidiaries relating to such Returns has been proposed formally or informally by any Tax authority and, to the best knowledge of LCC, no basis exists for any such adjustment, other than such for which adequate reserves have been established in the Financial Statements described in Section 3.5(b).

                             LCC and LCC Subsidiaries have paid, have caused to be paid, or have provided a sufficient reserve on the Financial Statements for the period ended on or prior to the Closing Date, for the payment of all Taxes in the aggregate with respect to all Taxable Periods, or portions thereof, ending on or before the date of such statements; and such Taxes paid or provided for include those for which LCC and LCC Subsidiaries may be liable in their own right, or as the transferee of the assets of, or as successor to, any other corporation, association, partnership, joint venture, or other entity.

                     (iii) Returns Filed. LCC shall deliver to Acquiror within two weeks after the date hereof, for
                             each   Pre-Closing   Period   for   which   the
                             applicable statute of limitations for the assessment of an income, franchise or premium Tax against LCC and LCC Subsidiaries has not lapsed, a list of (A) all jurisdictions in which LCC and LCC Subsidiaries have filed an income, franchise, or premium Tax Return and
                             (B) all consolidated, combined, group, and unitary Tax Returns in which LCC and LCC Subsidiaries have been included.

                     (iv) Audit Status. There are no claims or investigations by the IRS or any other Tax authority pending or threatened against LCC and LCC Subsidiaries for any past due Taxes, and there has been no waiver of any applicable statute of limitations or extension of the time for the assessment of any Tax for which LCC and LCC Subsidiaries could be liable under any provision of federal, state, foreign or local law.

                     (v) Liens. Except for liens for real and personal property Taxes that are not yet due and payable, there are no material liens for any Tax upon any asset of LCC and LCC Subsidiaries.

                     (vi) Power of Attorney. No power of attorney has been granted to any person with respect to LCC and LCC Subsidiaries relating to any Tax for any Taxable Period ending after the Closing Date.

                     (vii) Tax Sharing Agreement. With the exception of the tax allocation agreement(s) disclosed in the LCC Disclosure Letter, there is no contract, agreement, or intercompany account under which LCC and LCC Subsidiaries have, or may at any time in the future have, an obligation to assume, share, or contribute to the payment of any portion of a Tax (or any amount calculated with reference to any portion of a Tax) determined on a consolidated, combined, group, or unitary basis with respect to any group of corporations of which LCC and LCC Subsidiaries are or were a member.

                     (viii) Partner in Partnerships. As of the date of this Merger Agreement, for federal income Tax purposes, LCC and LCC Subsidiaries are not treated as a partner in any partnership, joint venture, or any other entity treated as a partnership.

                     (ix) Liability Under Reg. 1.1502-6. LCC has no knowledge of any liability for Taxes asserted against LCC and LCC Subsidiaries under Reg. 1.1502-6 for federal income Tax, or under any similar state, local, or foreign law for a state, local or foreign income or franchise Tax, of any corporation other than LCC and the LCC Subsidiaries.

                     (x) Accounting Method Changes. LCC and LCC Subsidiaries are not required to include in taxable income any adjustments under Code
                             Section 481(a) for any Taxable Period, or portion thereof, ending after the date of this Agreement for matters arising prior to the Closing Date.

                     (xi) Deferred Income. LCC and LCC Subsidiaries have no income reportable for a Taxable Period ending after the Closing Date, but attributable to a transaction (e.g., an installment sale) occurring in a Taxable Period ending on or prior to the Closing Date, that resulted in a deferred reporting of income from such transaction (other than a "deferred intercompany transaction").

                     (xii) Taxable Year. The taxable year of LCC and LCC Subsidiaries for federal and state income and franchise Tax purposes is the calendar year.

                     (xiii)  Collapsible  Corporations.  Neither LCC nor any
                             of  the   LCC  Subsidiaries   are   collapsible
                             corporations as defined in Code Section 341.

                     (xiv) Depreciable and Amortizable Assets. The Tax Returns of LCC and the LCC Subsidiaries reflect deductions for depreciation of tangible and amortization of intangible assets. LCC and the LCC Subsidiaries have used appropriate lives and methods in calculating Pre-Closing Period depreciation and amortization.

            (c)      Additional Covenants.

                     (i) Tax Sharing Agreements. All contracts, agreements, or intercompany accounts under which LCC and LCC Subsidiaries have, or may at any time in the future have, an obligation to assume, share, or contribute to the payment of any portion of a Tax (or any amount calculated with reference to any portion of a Tax) determined on a consolidated, combined, group, or unitary basis with respect to any group of corporations of which LCC and LCC Subsidiaries are or were a member shall terminate with respect to LCC and LCC Subsidiaries on or before the Closing Date.

                     (ii) Access to Information. From the date hereof, LCC shall make available to the Acquiror and its authorized representatives: (A) all federal, state, local and foreign income, franchise, gross premium, and similar Tax Returns for Taxable Periods or portions thereof ended on or before the Closing Date and any examination reports and statements of deficiencies assessed against, proposed to be assessed against, or agreed to by LCC and LCC Subsidiaries for such Taxable Periods; (B) any tax sharing or allocation agreement or arrangement involving LCC and LCC Subsidiaries and a true and complete description of any such unwritten or informal agreement or arrangement; (C) any pro forma federal income Tax Returns of LCC and LCC Subsidiaries together with any schedule reconciling the items in the pro forma Tax Returns to the items as included in the consolidated Tax Return or any separate federal income Tax Returns for all Taxable Periods ended on or before the Closing Date; (D) any workpapers or schedules in LCC's possession showing the amount of Tax earnings and profits for LCC and LCC Subsidiaries; (E) any workpapers or schedules in LCC's possession showing the amount of  Tax basis in  LCC Subsidiaries;  and
                             (F) the amount of any net operating loss, capital loss, charitable contribution, general business credit, or any other carryover Tax attribute (if any) for Taxable Periods beginning  on  the  day  following the  Closing
                             Date.

            3.11 NO SECURED DEBT. Except as set forth in the LCC Disclosure Letter, there is not now, and there will not be immediately prior to the Effective Time, any secured debt (including capitalized leases) of LCC or any of the LCC Subsidiaries, except for (i) capitalized leases of less than $1 million in the aggregate as to which LCC and the LCC Subsidiaries are parties, or (ii) capitalized leases of LCC or any of the LCC Subsidiaries that are not reflected (and should not be reflected in accordance with generally accepted accounting principles) on the consolidated financial statements of LCC, and, in either case, the existence of which does not violate the terms of any material note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument or other agreement or commitment to which LCC or any of the LCC Subsidiaries is a party or by which LCC or any of the LCC Subsidiaries or any of the assets or properties thereof is bound or encumbered.

            3.12     OPINION  OF  FINANCIAL  ADVISOR.    The  LCC  Board  has
    received from Oppenheimer & Co., Inc. a written opinion, dated on or prior to the date of this Agreement, to the effect that the consideration to be received by holders of LCC Common Stock pursuant to
    Section 2.1(a) is fair to such stockholders of LCC from a financial point of view.

            3.13 REINSURANCE AGREEMENTS. The LCC Disclosure Letter sets forth a list of all material treaties, agreements, arrangements or contracts regarding reinsurance to which any Insurance Subsidiary is a party or a named reinsured and currently has any rights, privileges, liabilities or obligations.

            3.14     INSURANCE MATTERS.   Except as required by law or as set
    forth in the LCC Disclosure Letter:

            (a) since December 31, 1994, except as originated or amended in the ordinary course of business and as would not have a material adverse effect on any such Insurance Subsidiary, no insurance product or program of any Insurance Subsidiary has been amended in any material respect or introduced.

            (b) since December 31, 1994, all insurance contract obligations incurred by any Insurance Subsidiary have in all material respects been paid (or provision for payment has been made therefor) in accordance with the terms of the contracts under which they arose, except for such obligations for which such Insurance
                     Subsidiary reasonably believes there is a reasonable basis to contest payment.

            (c) except as set forth in the LCC Insurance Filings or the LCC SEC Reports, since December 31, 1991 there have been no outstanding insurance contracts which would entitle the holder thereof or any other person to receive dividends, distributions or other benefits based on the revenues or earnings of any Insurance Subsidiary.

            (d) the underwriting standards utilized and ratings applied by each Insurance Subsidiary with respect to insurance contracts outstanding as of the date hereof conform in all material respects to industry accepted practices (or otherwise are reasonable where no such industry accepted practices exist) and, with respect to any such contract reinsured in whole or in part, conform in all material respects to the standards and ratings required pursuant to the terms of the related reinsurance, coinsurance or other similar contracts. To the knowledge of LCC and the Insurance Subsidiaries: (i) as of the date hereof, all amounts recoverable under reinsurance, coinsurance or other similar contracts (including without limitation amounts based on paid and unpaid losses) are fully collectible in the ordinary course, net of established reserves as set forth in the Financial Statements or as reflected in the LCC SEC
                     Reports, except for amounts which would not, in the aggregate, have a material adverse effect on LCC and the LCC Subsidiaries, taken as a whole; (ii) since December 31, 1991, each insurance agent or broker appointed by any Insurance Subsidiary, at the time such agent or broker wrote, sold or produced business for any Insurance Subsidiary, was duly appointed and, to the  best  of  LCC's knowledge,  duly  licensed,  as  an
                     insurance agent or broker (for the type of business written, sold or produced by such insurance agent or broker) in the particular jurisdiction in which such agent or broker wrote, sold or produced such business for any Insurance Subsidiary, except for such failures to be so appointed or so licensed which would not, in the aggregate, have a material adverse effect on LCC and the LCC Subsidiaries, taken as a whole; (iii) to the best of LCC's knowledge, since December 31,1991 no such insurance agent or broker violated (or with or without notice or lapse of time or both would have violated) any term or provision of any law or any writ, judgment, decree, injunction or similar order applicable to the writing, sale or production of business for any Insurance Subsidiary, the result of which violations in the aggregate has or may reasonably be expected to have a material adverse effect on LCC and the LCC Subsidiaries, taken as a whole, and (iv) as of the date hereof, each Insurance Subsidiary has all material licenses and permits required to conduct its insurance business and operations as they are currently being conducted.

            (e) No action at law or in equity, and no investigation or proceeding of any kind, is now pending or, to the knowledge of LCC after due inquiry, threatened to liquidate or dissolve any Insurance Subsidiary or to declare any of the corporate rights, powers, or privileges of any Insurance Subsidiary to be null and void or otherwise than in full force and effect or which would jeopardize any insurance license or permit held by any Insurance Subsidiary in any state or other jurisdiction or result in sanctions against any Insurance Subsidiary or require the restructuring of the ownership, organization, business or assets of any Insurance Subsidiary, except for actions which would not, in the aggregate, have a material adverse effect on LCC and the LCC Subsidiaries, taken as a whole, if adversely determined.

            (f) Neither LCC nor any LCC Subsidiary is a party to any agreement which limits in any material respect its freedom to compete in the life, annuity, health and accident lines of business or to solicit employees from any person.

            (g) Without limiting the generality of subsection 3.1(c), each Insurance Subsidiary is authorized to write insurance for the types of insurance in the Jurisdictions in which it presently writes. LCC shall deliver to Acquiror at or prior to Closing true and complete copies of all insurance licenses held by each Insurance Subsidiary.

            (h) All insurance and annuity contracts which are being issued by any Insurance Subsidiary as of the date of this Merger Agreement are in all material respects, to the extent required under applicable laws, on forms approved by the insurance regulatory authority of the Jurisdiction where issued or have been filed with and not objected to by such authority within the period provided for objection.

            3.15 REAL PROPERTY LEASES. The Financial Statements and LCC SEC Reports disclose each lease and sublease pursuant to which LCC or an LCC Subsidiary is a lessee or sublessee of real property which is required to be disclosed therein; each such lease and sublease is valid and in full force and effect and enforceable in accordance with its terms, assuming due execution and authorization by all other parties thereto; there exists no material event of default or event, occurrence, condition or act, including without limitation, the execution and delivery of this Merger Agreement and the consummation of the transactions contemplated by this Merger Agreement, which constitutes or would constitute (with notice or lapse of time or both) a default in any material respect under any of such leases or subleases; and neither LCC nor any LCC Subsidiary has received any notice of any event of default or any event, occurrence, condition or act, including without limitation, the execution and delivery of this Merger Agreement and the consummation of the transactions contemplated by this Merger Agreement, which constitutes or would constitute (with notice or lapse of time or both) a default in any respect under any of such leases or subleases.

            3.16 INTELLECTUAL PROPERTY. Except as disclosed on the LCC Disclosure Letter and to the extent material to LCC and the LCC Subsidiaries, taken as a whole, LCC and each LCC Subsidiary owns or is licensed or otherwise has the full and exclusive right to use all trade names, trademarks, logos, service marks, patents and copyrights used in its business as presently conducted and the use thereof does not, to the best knowledge of LCC, conflict with or infringe upon or otherwise violate any rights of others; no claim has been asserted by any person against LCC or any LCC Subsidiary with respect to the use of any trademark, trade name, service mark, patent, copyright, know-how or process used by LCC if challenging or questioning the validity or effectiveness of such use or any such license or agreement and, to the best knowledge of LCC, there exists no valid basis for any such claim; the consummation of the transactions contemplated by this Merger Agreement will not alter or impair any rights referred to in this
    Section 3.16; and to the best knowledge of LCC, no person is infringing or otherwise violating the trade names, trademarks, logos, service marks, patents and copyrights of LCC and the LCC Subsidiaries and neither LCC nor any LCC Subsidiary has made any claim with respect thereto.

            3.17 RIGHTS UNDER LICENSES; SOFTWARE. To the extent material to LCC and the LCC Subsidiaries, taken as a whole, all license agreements under which LCC or any LCC Subsidiary has obtained rights to use or permit its customers or agents to use computer software programs or data owned by others are in full force and effect (assuming due authorization and execution by the other parties thereto) and enforceable in accordance with their terms and, to the best knowledge of LCC, there is no claim that either LCC or any LCC Subsidiary or the other party or parties to such agreements is in material default thereof; none of LCC or any of the LCC Subsidiaries has materially infringed the proprietary software rights of any third party and, to the best knowledge of LCC, no third party has infringed the proprietary software rights of LCC or any LCC Subsidiary; and the consummation of the transactions contemplated by this Merger Agreement will not alter or impair any rights of LCC or any LCC Subsidiary referred to in this
    Section 3.17.

            3.18 INTERCOMPANY SERVICES AND TRANSACTIONS. Except as disclosed in the LCC Disclosure Letter, LCC has provided Acquiror with true and complete copies of the annual holding company filings made by the Insurance Subsidiaries for the years ended December 31, 1993 and December 31, 1994, including monthly amendments, if any, in 1995, which identify all reportable transactions and all agreements or arrangements relating to all intercompany services provided currently or since January 1, 1993 by members of the holding company system of which the Insurance Subsidiaries are a part. To the extent material to LCC and the LCC Subsidiaries, taken as a whole, all intercompany services or transactions so described have been carried out in accordance with applicable law and all consents and notice filings for such services or transactions have been obtained or made, as applicable. There are no agreements between LCC or any LCC Subsidiary and DLFC or any affiliate of DLFC which will remain in effect after the Effective Time, except for insurance coverages provided by DLFC affiliates to LCC and the LCC Subsidiaries.

            3.19 THREATS OF CANCELLATION. Since December 31, 1994, no policyholder, group of affiliated policyholders, agents, group of affiliated agents, person or group of affiliated persons holding, writing, selling or producing insurance (that accounted in the aggregate for 5% or more of the aggregate premium or annuity income of the Insurance Subsidiaries for the year ended December 31, 1994 or which with respect to which LCC has established reserves in an amount in excess of 5% of its total reserves) has terminated (or to the knowledge of LCC threatened to terminate) its relationship with LCC or any LCC Subsidiary.

            3.20 DISCLOSURE. No representation, warranty or statement made by LCC (i) in this Merger Agreement, (ii) in the LCC Disclosure Letter or (iii) any other written materials furnished or to be furnished by LCC to Acquiror or their respective representatives, attorneys or accountants pursuant to this Merger Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

            3.21     ENVIRONMENTAL MATTERS.            Except  as  set  forth
    in the LCC Disclosure Letter, to the best of LCC's knowledge no claims by third parties ("Third Party Claims") and/or regulatory actions have been asserted or assessed against LCC or any LCC Subsidiary or any real property owned or leased by LCC or any LCC Subsidiary (the "Real Property") and, to the best of LCC's knowledge, no Third Party Claims and/or regulatory actions are pending or threatened against LCC or the Real Property, arising out of or due to, or allegedly arising out of or due to, (i) the Release on, under or from the Real Property of any Hazardous Substances; (ii) any contamination of the Real Property by Hazardous Substances, including without limitation, the presence of any Hazardous Substance which has come to be located on or under the Real Property from another location; (iii) any material violation or alleged violation of any Environmental Laws with respect to the Real Property;
    (iv) any injury to human health or safety or to the environment by reason of the past or present condition of, or past or present activities on or under, the Real Property; or (v) the generation, manufacture, storage, treatment, handling, transportation or other use, however defined, of any Hazardous Substance on the Real Property. As used herein, "Environmental Laws" means any and all laws, regulations, ordinances, policies, standards, permits, licenses, orders and other restrictions or requirements, whether judicial or administrative, of the United States, or any other country, of any state or other jurisdiction, or of any political subdivision of any thereof, that relate to the condition of the air, ground or surface water, land, or other parts of the environment; to the Release or potential Release of any Hazardous Substances into the air, ground or surface water, land or other parts of the environment; or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or other handling of Hazardous Substances; "Hazardous Substances" means any and all hazardous, toxic or dangerous waste, substance, pollutant, contaminant, radiation or material defined as such in (or deemed as such for purposes of) the Comprehensive Environmental Response, Compensation and Liability Act, any so-called "Superfund" or "Superlien" law, or any Environmental law or other applicable law or other requirement of any governmental authority, relating to, or imposing liability or standards of or for conduct concerning, any hazardous or toxic waste, substance, pollutant, contaminant or material, or any petroleum or petroleum-based products; and "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or other disposal in any amount into or onto the air, ground or surface water, land or other parts of the environment, however caused.

            3.22 INSURANCE COVERAGE. On the date hereof, to the extent material to LCC and the LCC Subsidiaries, taken as a whole, LCC and the LCC Subsidiaries maintain insurance covering their respective properties, assets and businesses against such casualties, risks and contingencies, and in such types and amounts, as are consistent with customary practice and standards of companies engaged in similar businesses.

            3.23 TANGIBLE PERSONAL PROPERTY. To the extent material to LCC and the LCC Subsidiaries, taken as a whole, all equipment and tangible personal property used by LCC and the LCC Subsidiaries are leased or owned by LCC or the LCC Subsidiaries, free and clear of all liens, encumbrances or other third party interests of any nature whatsoever which would materially impair the intended use of such equipment and tangible personal property, and are in usable condition for the purpose for which they are intended subject to ordinary wear and tear and routine maintenance.

            3.24 AMERICAN FUNERAL TRUST. To the extent material to LCC and the LCC Subsidiaries, taken as a whole, (a) each state trust established by American Funeral Trust (each, an "AFT Trust") is listed in the LCC Disclosure Letter, (b) each AFT Trust was established and is validly existing under the laws applicable to it, and (c) each AFT Trust is in compliance with applicable law. At the time of Closing, each AFT Trust will be in compliance in all material respects with applicable law, notwithstanding any disclosure in the LCC Disclosure Letter.

    IV.     REPRESENTATIONS AND WARRANTIES OF ACQUIROR.

            Acquiror and Newco represent and warrant to LCC as follows:

            4.1  ORGANIZATION.

            (a) Each of Acquiror and Newco is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and corporate authority and all requisite governmental and other authorizations to own, lease and operate its assets and properties and to carry on its business as it is now being conducted;

            (b) each of Acquiror and Newco is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary; and

            (c) each of Acquiror and Newco is in compliance with all applicable laws, judgments, orders, decrees, rules and regulations;

    except with respect to the foregoing (a), (b) and (c) as to such matters (if any) where failure of such authorizations, qualifications or compliance does not and would not, either individually or in the aggregate, have a material adverse effect on the financial condition, results of operations or business of Acquiror and its subsidiaries taken as a whole. All of the outstanding capital stock of Newco is owned by Acquiror.

            4.2    AUTHORIZATION  AND  VALIDITY  OF  AGREEMENTS.    Each  of
    Acquiror and Newco has the requisite corporate power and corporate authority to enter into this Merger Agreement and to perform its obligations hereunder, and the execution and delivery of this Merger Agreement and the consummation by them of the transactions contemplated hereby have been duly authorized by all requisite corporate action. This Merger Agreement has been duly executed and delivered by each of Acquiror and Newco and constitutes a valid and binding agreement of each of Acquiror and Newco, enforceable against each of Acquiror and Newco in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

            4.3 NO NOTICES OR APPROVALS REQUIRED AND NO CONFLICTS. None of the execution and delivery of this Agreement by Acquiror and Newco, the performance by them of their obligations hereunder or the consummation by them of the transactions contemplated hereby will:

            (a) conflict with the articles of incorporation or bylaws of Acquiror or with the charter or bylaws of Newco;

            (b) assuming satisfaction of the requirements set forth in Clause (c) (i), (ii), (iii) and (iv) below, violate any provision of law applicable to Acquiror or Newco;

            (c) require any consent or approval of, or filing with or notice to, any public body or authority, domestic or foreign, under any provision of law applicable to Acquiror or Newco, except for:

                     (i) requirements of Federal and state securities laws,

                     (ii)    requirements arising out of the HSR Act,

                     (iii) the filing of a Certificate of Merger in accordance with the Delaware Law, and

                     (iv)    approvals   of   or   notices   to   regulatory
                             authorities pursuant to the insurance laws of the jurisdictions requiring same; or

            (d) require any consent, approval or notice under, or violate, breach, be in conflict with or constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, or permit the termination of, or result in the creation or imposition of any lien upon any assets, properties or business of Acquiror or Newco under, any note, bond, indenture, mortgage, deed of trust, lease, franchise, permit, authorization, license, contract, instrument or other agreement or commitment, order, judgment or decree to which either is a party or by which either or any of the assets or properties of either is bound or encumbered.

            4.4 PROXY STATEMENT. None of the information relating to Acquiror or its affiliates supplied in writing by Acquiror for inclusion in the Proxy Statement described in Section 6.1(b) will at the time such Proxy Statement is mailed or at the time of the LCC Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            4.5 BROKERS AND FINDERS. Neither Acquiror nor Newco, nor any of their respective officers, directors or employees, has employed any financial advisor, broker or finder or incurred any liability for any financial advisor, brokerage or finders' fees or commissions in connection with the transactions contemplated herein.

            4.6 AVAILABLE FUNDS. At the Effective Time, Acquiror and Newco will in accordance with Section 8.3(e) have provided, or will have provided an irrevocable commitment to provide, the funds available to satisfy the obligations of Acquiror and Newco pursuant to the Merger.

    V.      ADDITIONAL PROVISIONS

            5.1      EMPLOYEE MATTERS.

            (a) Without limiting any obligations of the Surviving Corporation to assume any LCC employee benefit plan, program, policy, contract, agreement or arrangement as may arise by operation of law, at the Effective Time the Surviving Corporation will continue the existing LCC employee benefit plans, programs, policies, contracts, agreements and arrangements (the "LCC Plans") and shall succeed to such rights as LCC may have as the employer or sponsor under the LCC Plans to amend, modify or terminate the same in accordance with their terms and applicable law. For purposes of any of the LCC Plans that contains a provision relating to a change in control of LCC (each of which is disclosed in the LCC Disclosure Letter pursuant to Section 3.4(d)), Acquiror acknowledges that the consummation of the
                     Merger constitutes such a change in control. Nothing contained in this Section 5.1 or elsewhere in this Merger Agreement shall restrict the right to terminate the LCC Plans subsequent to the Effective Time.

            (b) Acquiror agrees that, following the Effective Time, Acquiror or the Surviving Corporation shall provide to employees who are employees of LCC or any of the LCC Subsidiaries the employee benefit plans, programs, policies and arrangements provided to employees of Acquiror and its subsidiaries (the "Acquiror Plans"), subject to its rights as the employer or sponsor under the Acquiror Plans to amend, modify or terminate the same in accordance with their terms and applicable law. The specific Acquiror Plans to be made available to employees of LCC or any of the LCC Subsidiaries shall be in accordance with the policies applicable to the employees of Acquiror and its subsidiaries (the "Acquiror Subsidiaries").

            (c) Nothing contained in this Section 5.1 or elsewhere in this Agreement shall confer, or be deemed to confer, upon any person who is an employee of Acquiror or any of the Acquiror Subsidiaries or of LCC or any of the LCC Subsidiaries any rights to continued employment or to continuation of any benefit plans, programs, policies or arrangements, including the LCC Plans and the Acquiror Plans, for any particular period of time following consummation of the Merger.

            5.2      INDEMNIFICATION.

            (a) Acquiror agrees that from and after the Effective Time it will assume and honor with respect to each officer and director of LCC and each LCC Subsidiary the indemnification and advancement of expense obligations of LCC set forth in Article V of the By-laws of LCC as in effect on the date hereof with respect to any and all persons described in such bylaw provision (the "indemnitees") as to any matter arising out of any action or omission of any such indemnitee prior to the Effective Time (including without limitation indemnification for any claim that is based upon, arises out of or in any way relates to the Merger, the Proxy Statement, this Agreement or any of the transactions contemplated hereby) and that such indemnitees shall be entitled to the full benefits of, and Acquiror shall be bound by, such bylaw provision as though such bylaw provision continued in full force and effect after the effective time as an obligation of Acquiror with respect to such matters.

            (b) Acquiror agrees that for a period of six years from and after the Effective Time it will provide directors' and officers' liability insurance coverage for the benefit of the indemnitees on substantially the same terms and conditions as from time to time is provided by Acquiror for its directors and officers; provided however, that this Section 5.2(b) shall not prohibit Acquiror from modifying or terminating any such coverage for the indemnitees with the modification or termination of its directors' and officers' liability insurance coverage generally, so long as the coverage provided for the indemnitees remains the same as that provided for directors and officers of Acquiror.

            (c) In the event Acquiror or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or
                     (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror assume the obligations set forth in this Section 5.2.

            (d) This Section 5.2 shall be construed as an agreement, as to which the indemnitees are intended to be third-party beneficiaries, between Acquiror and such indemnitees as unaffiliated third parties and is not subject to any limitations, other than those imposed by the Delaware Law, to which Acquiror may be subject in indemnifying its own directors or officers or other persons.

            5.3 STOCK OPTIONS AND SARs. Each holder of an outstanding Employee Option or SAR immediately before the Effective Time will be entitled to receive from the Payment Agent promptly after the Effective Time or from LCC immediately before the Effective Time, all in accordance with Section 2.2(c), for each such Employee Option or SAR, an amount in cash (subject to any applicable withholding taxes) equal to the product of (A) the excess, if any, of (i) the amount per share payable to holders of LCC Common Stock pursuant to Section 2.1(a) over
    (ii) the per share exercise price or base price, as the case may be, of such Employee Option or SAR, and (B) the number of shares of LCC Common Stock subject to such Employee Option or the number of SARs, and such Employee Option or SAR will be cancelled. The LCC Option Plan shall terminate as of the Effective Time, and LCC shall ensure that, following the Effective Time, no holder of an Employee Option or SAR or any participant in the LCC Option Plan shall have any right thereunder to acquire equity securities of the Company, Acquiror or any subsidiary thereof. Prior to the Effective Time, LCC shall cause each holder of Employee Options or SARs whose Employee Options or SARs have not otherwise been satisfied to tender to LCC for surrender against payment by the Payment Agent or LCC in accordance with Section 2.2(c) at or before the Effective Time all Employee Options or SARs granted under the LCC Option Plan which remain outstanding on the Closing Date. At the Effective Time, unless it has previously paid holders of Employee Options or SARs in accordance with Section 2.2(c)(ii), LCC shall deliver to the Payment Agent a certificate specifying the name and address of each holder of Employee Options or SARs, the number of Employee Options or SARs owned by such holder and the exercise price of each Employee Option or SAR. LCC has heretofore delivered to Acquiror a true and complete list providing such information with respect to holders of Employee Options or SARs as of the date hereof.

            5.4      SERIES  A   PREFERRED  STOCK.   LCC  shall  redeem   all
    outstanding shares of Preferred Stock at or prior to the later of July 7, 1995 or the Effective Time.

            5.5 MANAGEMENT SERVICES AGREEMENT. LCC shall cause the Management Services Agreement between LCC and Desjardin Laurentian Financial Corporation to be cancelled at or prior to the Effective Time, without cost to LCC other than for services performed to and including the date of cancellation.

            5.6 USE OF LAURENTIAN NAME. Immediately after the Effective Time with respect to such use in Canada, and as soon as practicable after the Effective Time and in any event within two years thereafter with respect to such use other than in Canada, Acquiror shall discontinue all use of the "Laurentian" name, marks and logos.

    VI.     COVENANTS OF LCC

            6.1 STOCKHOLDERS MEETING. In order to consummate the Merger, LCC acting through its Board of Directors, shall, in accordance with applicable law and subject to the fiduciary duties of the LCC Board under applicable law (as determined by the LCC Board in good faith after consultation with and based upon advice of counsel),

            (a) duly call, give notice of, convene and hold an annual or special meeting of its stockholders (the "LCC Stockholders Meeting") as soon as practicable following the date of this Agreement for the purpose of approving and adopting this Merger Agreement;

            (b) include in the proxy statement with respect to the LCC Stockholders Meeting (the "Proxy Statement") the recommendation of its Board of Directors that holders of LCC Common Stock vote in favor of the approval and adoption of this Merger Agreement; and

            (c) obtain and furnish the information required to be included by it in the Proxy Statement, to file the Proxy Statement promptly with the SEC and, after consultation with Acquiror, respond promptly to any comments made by the SEC with respect to the Proxy
                     Statement and any preliminary version thereof, and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time.

            6.2 CONDUCT OF BUSINESS BY LCC AND LCC SUBSIDIARIES PENDING THE MERGER. LCC covenants and agrees with Acquiror that, with respect to LCC and the LCC Subsidiaries, prior to the Effective Time, unless Acquiror shall otherwise agree in writing or as is otherwise expressly contemplated by this Agreement:

            (a) The businesses of LCC and the LCC Subsidiaries will be conducted only in, and LCC and the LCC Subsidiaries will not take any material action except in, the ordinary course of business and consistent with prior practices.

            (b) Each of LCC and the LCC Subsidiaries will not directly or indirectly do any of the following: (i) issue, sell, pledge, dispose of or encumber (A) any shares of capital stock of LCC or any of the LCC Subsidiaries (including without limitation any such shares held in treasury), except the issuance of shares of LCC Common Stock upon conversion of Preferred Stock or upon exercise of LCC Stock Options outstanding as of the date hereof, (B) any investment assets of LCC or any of the LCC Subsidiaries other than in the ordinary course of business consistent with prior practices, (C) any other assets or properties of LCC or any of the LCC Subsidiaries other than in the ordinary course of business and consistent with prior practices or in transactions not in excess of $500,000 in the aggregate, or (D) any Insurance Subsidiary or all or substantially all of the business thereof; (ii) amend or propose to amend its charter or bylaws; (iii) split, combine or reclassify any outstanding capital stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to its capital stock whether now or hereafter outstanding, except for cash dividends from any LCC
                     Subsidiaries paid to LCC or another of the LCC Subsidiaries; (iv) redeem, purchase or acquire or offer to acquire any of their capital stock other than redemption of Preferred Stock as contemplated by
                     Section 5.4; or (v) agree or commit to do any of the foregoing.

            (c) Each of LCC and the LCC Subsidiaries will not directly or indirectly do any of the following: (i) grant, issue, sell, pledge or dispose of any options, warrants or rights of any kind to acquire any shares of any class of capital stock of LCC or any of the LCC Subsidiaries or any securities that are convertible or exchangeable therefor; (ii) acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof; (iii) incur any indebtedness for borrowed money or issue any debt securities, except under the existing line of credit under the Credit Agreement; (iv) cancel any material debts or obligations owing to it, except in connection with the settlement of policy claims; (v) liquidate or merge into or consolidate with any other corporation; or (vi) agree or commit to do any of the foregoing.

            (d) Each of LCC and the LCC Subsidiaries will not enter into, amend in any material respect, terminate or waive any material right under any material contract or agreement to which it is a party; provided however, that this Section 6.2(d) shall not prohibit LCC or any of the LCC Subsidiaries from taking any actions in the ordinary course of business and consistent with prior practices, including without limitation accepting or reinsuring insurance or annuity risks (provided that after the date hereof LCC shall notify Acquiror at least ten (10) days before entering into or materially modifying any reinsurance agreement), or entering into, modifying or terminating agency contracts.

            (e) Each of LCC and the LCC Subsidiaries will not enter into or amend any employment, consulting, separation or termination agreement, arrangement or understanding nor take any action with respect to the grant of any separation or termination pay or with respect to any increase of benefits payable under its separation or termination pay policies or agreements or arrangements in effect as of the date hereof.

            (f) Each of LCC and the LCC Subsidiaries will not (i) hire any new executive employee, (ii) hire any new management employee with annual compensation greater than $60,000, (iii) except for replacements in the ordinary course of business consistent with prior practices, hire any other new employee, (iv) except in the ordinary course of business consistent with prior practices, increase the compensation of any employee or pay any bonus, or (v) adopt or amend (except to comply with applicable law) any bonus, profit sharing, compensation, stock option, pension, retirement, separation, deferred compensation or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of, any employee or former employee.

            (g) Each of LCC and the LCC Subsidiaries will not make any capital expenditure or commitment for which it is not contractually bound at the date hereof except (i)
                     necessary replacements in the ordinary course of business consistent with past practices, and (ii) other capital expenditures and commitments not to exceed $2 million in the aggregate. All capital expenditures and commitments in excess of $500,000 for which LCC and the LCC Subsidiaries are contractually bound at the date hereof are disclosed in the LCC Disclosure Letter.

            (h) Subject to the provisions hereof, each of LCC and the LCC Subsidiaries will use its reasonable efforts (i) to preserve intact the business organization of LCC, Loyal American, Prairie States and each of the other LCC Subsidiaries, to maintain in effect any licenses, franchises, authorizations or similar rights material to the businesses of LCC and the LCC Subsidiaries, to keep available the services of their respective current officers and key employees and to preserve the goodwill of those having relationships or business dealings with LCC or any of the LCC Subsidiaries, (ii) to cooperate with Acquiror in jointly communicating with LCC's employees and with members of LCC's product distribution system, including independent contractors, regarding the Merger and continuing operations after consummation of the Merger; and (iii) to maintain its books and records in accordance with sound business practice on a basis consistent with prior practice.

            (i) Except as may be required under generally accepted accounting principles or statutory accounting requirements, each of LCC and the LCC Subsidiaries will not make any material changes in its accounting, underwriting, pricing or reserving principles, methods or practices.

            (j) After the date hereof, (i) LCC shall not adopt any amendments to the LCC 401(k) Profit Sharing Savings Plan except for such amendments as may be required by the Internal Revenue Service, and (ii) LCC shall not make any contributions to the LCC 401(k) Profit Sharing Savings Plan except for 401(k) employee contributions and employer matching contributions (not to exceed the guidelines established in the LCC 401(k) Profit Sharing Savings Plan) or as disclosed in the LCC Disclosure Letter.

            6.3 NO SOLICITATION OF ACQUISITION TRANSACTIONS. Each of LCC and the LCC Subsidiaries will not directly or indirectly, through any director, officer, employee, agent, representative or otherwise, solicit, initiate or intentionally encourage submission of any inquiries, proposals or offers from any person or entity (other than Acquiror) relating to any merger, consolidation, share exchange, purchase or other acquisition of all or (other than in the ordinary course of business) any substantial portion of the assets of or any substantial equity interest in LCC or any of the LCC Subsidiaries or any business combination with LCC or any of the LCC Subsidiaries (collectively, an "Acquisition Transaction"), or participate in any discussions or negotiations regarding, or, unless otherwise required by law, furnish to any other person any information with respect to LCC or any of the LCC Subsidiaries or afford access to the properties, books or records of LCC or any of the LCC Subsidiaries for the purposes of, or cooperate with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to seek or effect an Acquisition Transaction; provided however, that in the event that notwithstanding compliance by LCC and the LCC Subsidiaries with the foregoing provisions of this Section 6.3, LCC receives from a third party a proposal with respect to an Acquisition Transaction, only to the extent necessary to act in accordance with the fiduciary duties of the LCC Board under applicable laws (as determined by the LCC Board in good faith after consultation with and based upon advice of counsel): (a) LCC and the LCC Subsidiaries may take actions otherwise prohibited by the foregoing provisions of this Section 6.3; and (b) in such event or in the event of withdrawal of (or failure to update at the time of mailing of the Proxy Statement) the opinion referred to in Section 3.12, the LCC Board may fail to make, withdraw or modify its recommendation of the Merger to the stockholders of LCC, and LCC may fail to disseminate the Proxy Statement, fail to solicit proxies or fail to take other action to secure a favorable vote of its stockholders for the Merger or fail to hold a meeting of its stockholders to vote on the Merger. In addition, following receipt of a proposal or offer relating to an Acquisition Transaction, LCC may take and disclose to its stockholders a position contemplated by Rule 14e-2 or Rule 14d-9 under the 1934 Act or otherwise make a disclosure to its stockholders.

            6.4 ACCESS TO INFORMATION. From the date hereof to the Effective Time, each of LCC and the LCC Subsidiaries will, and their respective directors, officers, employees, agents and representatives will, afford the officers, employees, agents and representatives of Acquiror reasonable access at all reasonable times to the officers, employees, representatives, properties, books and records of LCC and the LCC Subsidiaries, including without limitation present or past employee benefit plans, and to the books and records of any predecessors thereof in the possession of or under the control of LCC or any of the LCC Subsidiaries, and will furnish to Acquiror all financial, operating and other data and information as Acquiror, through its officers, employees or representatives, may reasonably request. Nonpublic data and information received by Acquiror hereunder shall be deemed to be Evaluation Information as defined in, and shall be subject to the terms and conditions respecting same specified in, the Confidentiality Agreement made by LCC and Acquiror on December 8, 1994.

            6.5 DETERMINATION LETTER. LCC has filed a request for a determination letter as to the qualified status of the LCC 401(k) Profit Sharing Savings Plan, as amended and restated October 1, 1994, and shall diligently prosecute same.

    VII.    MUTUAL COVENANTS

            7.1 EXPENSES. Except as provided in Section 9.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

            7.2 ADDITIONAL AGREEMENTS. In accordance with the terms and subject to the conditions hereof, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to fulfill the conditions and consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

            7.3 NOTIFICATION OF CERTAIN MATTERS. LCC will give prompt notice to Acquiror, and Acquiror will give prompt notice to LCC, of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Merger Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, and (b) any material failure of LCC or Acquiror, or any director, officer, employee, agent or representative thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

            7.4 AGREEMENT TO DEFEND. In the event of any claim, action, suit, investigation or other proceeding by any governmental body or other person or other legal or administrative proceeding is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, whether before or after the Effective Time, the parties hereto agree to cooperate and use all reasonable efforts to defend against and respond thereto.


            7.5      COMPLIANCE   WITH   HSR   ACT;   STOCKHOLDER   APPROVAL;
    REGULATORY APPROVALS. Each party hereto will use its best efforts and shall fully cooperate with the others to make promptly all registrations, filings and applications and to give all notices to obtain all governmental and third party consents, permits, approvals, orders, authorizations, qualifications, exemptions and waivers necessary for the consummation of the transactions contemplated by this Agreement or that thereafter may be necessary to effectuate the transfer or renewal of any material license, approval or authorization or that may be necessary or appropriate to effectuate the transfer of contracts, agreements or arrangements with change of control provisions. Without limiting the generality of the foregoing, each of Acquiror and LCC will use all reasonable efforts to:

            (a) file as promptly as possible and in any event within twenty (20) days after the date of this Merger Agreement with the Department of Justice and the Federal Trade Commission any premerger notification required of it under the HSR Act, respond promptly to any inquiries from the Department of Justice or the Federal Trade Commission in connection with the transactions contemplated hereby, and obtain the earliest possible termination or waiver of any applicable HSR Act waiting period;

            (b) prepare and file the Proxy Statement with the SEC as promptly as possible and in any event within forty-five
                     (45) days after the date of this Merger Agreement; and

            (c) prepare and file such requests for regulatory approvals as may be required to be filed with the insurance departments of the States of Alabama, South Dakota, Montana, Texas, if required, and Ohio as promptly as possible in any event within forty-five (45) days after the date of this Merger Agreement.

            7.6 SECURITIES LAWS. Acquiror and LCC acknowledge that the transactions contemplated hereby are subject to the provisions of the 1934 Act. Each of Acquiror and LCC agrees to provide promptly to the other such data and information concerning its financial condition, assets and properties, affairs, operations and businesses as may be required or appropriate for inclusion in the Proxy Statement and to cause its counsel, investment advisors, accountants and actuaries to cooperate with the other's counsel, investment advisors, accountants and actuaries in the preparation of the Proxy Statement.

            7.7 FURTHER DISCLOSURE. If in the course of the transactions contemplated by this Merger Agreement, either Acquiror or LCC shall acquire knowledge of any fact, law or circumstance which, if existing or occurring as of the date of this Merger Agreement, would be required to be disclosed by such party to avoid a breach of its representations and warranties contained in this Merger Agreement, then such party shall immediately disclose such fact, law or circumstance to the other party.

    VIII.   CONDITIONS

            8.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party hereto to effect the Merger and to consummate the other transactions contemplated hereby will be subject to the fulfillment at or prior to the Closing of the following conditions.

            (a) The Merger and this Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of LCC and Acquiror as the sole stockholder of Newco as required by law, the rules of the American Stock Exchange with respect to LCC, and any applicable provisions of the respective charters and bylaws of the parties.

            (b)      The  waiting   period   (and  any   extension   thereof)
                     applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

            (c) No order shall have been entered and remain in effect in any action or proceeding before any foreign, Federal or state court or governmental agency or other foreign, Federal or state regulatory or administrative agency or commission that would prevent or make illegal the consummation of the Merger or impose any conditions on the consummation of the transactions contemplated hereby which Acquiror reasonably deems unacceptable.

            (d) There shall have been obtained permits, consents and approvals of insurance, securities or "blue sky" commissions or agencies of any jurisdiction and of other governmental bodies or agencies that may reasonably be deemed necessary so that the consummation of the Merger and the other transactions contemplated hereby will be in compliance with applicable laws, and they shall not contain any condition that, in the judgment of Acquiror reasonably exercised, would reasonably be expected to result in a material adverse change in the financial condition, results of operations or businesses of either Acquiror or LCC and the LCC Subsidiaries, taken as a whole.

            8.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF ACQUIROR. The obligations of Acquiror to effect the Merger and to consummate the other transactions contemplated hereby are, at the option of Acquiror, also subject to the fulfillment at or prior to the Closing of the following conditions:

            (a)      The representations  and warranties of  LCC contained in
                     Article III shall be accurate in all material respects as of the date of this Merger Agreement, and there shall be no inaccuracy in any such representations and warranties as of the Closing Date except to the extent that any such inaccuracy individually or in the aggregate does not constitute a material adverse change in the financial condition, results of the operations or businesses of LCC and the LCC Subsidiaries, taken as a whole; all of the terms, covenants and conditions of this Merger Agreement to be complied with and performed by LCC at or before the Closing (including without limitation those specified in Sections 5.3 and 5.4) shall have been duly complied with and performed in all material respects; and a certificate to the foregoing effect dated as of the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of LCC shall have been delivered to Acquiror.

            (b) Since the date of this Merger Agreement, no material adverse change in the financial condition, results of operations or businesses of LCC and the LCC Subsidiaries, taken as a whole, shall have occurred (excluding for these purposes the effect of any conditions, events and developments adversely affecting the life insurance industry generally), including without limitation any of the following suffered by LCC or any LCC Subsidiary: (i) any material adverse change in the credit quality, yield and diversification characteristics of its investment portfolio, except declines in yield caused by general economic conditions; (ii) any material casualty loss with respect to its assets; (iii) any business interruption which has not been cured prior to the Closing; or (iv) any material labor difficulty or customer boycott; and a certificate to such effect dated as of the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of LCC shall have been delivered to Acquiror.

            (c) Acquiror and its subsidiaries shall have received all requisite approvals required under applicable insurance laws necessary to consummate the Merger and the transactions contemplated thereby.

            (d) Acquiror shall have received an opinion of counsel to LCC reasonably satisfactory to Acquiror, dated as of the Effective Time and in form and substance reasonably satisfactory to Acquiror, substantially to the effect that:

                     (i) Each of LCC and the LCC Subsidiaries has been duly organized, and is subsisting and in good standing, as a corporation under the laws of its respective jurisdiction of incorporation.

                     (ii) LCC has the corporate power and corporate authority to enter into this Merger Agreement and consummate the transactions provided for herein. The execution and delivery of this Merger Agreement by LCC and the consummation by it of the transactions provided for herein, have been duly authorized by requisite corporate action on the part of LCC. This Merger Agreement has been executed and delivered by LCC and (assuming this Merger Agreement is a valid and binding obligation of Acquiror) is a valid and binding obligation of LCC enforceable against it in accordance with its terms, except (A) that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (B) that remedies of specific performance and injunctive and other forms of relief may be subject to general principles of equity and public policy and to the discretion of the court before which any proceeding therefor may be brought.

                     (iii) The execution, delivery and performance by LCC of this Merger Agreement will not (A) conflict with or result in a breach of any provision of the Certificate or By-laws of LCC, (B) result in, constitute a violation of or a default under, or cause the creation of any security interest or lien upon any of the properties or assets of LCC or the LCC Subsidiaries pursuant to, or cause the acceleration of the maturity of any debt or obligation of LCC or the LCC Subsidiaries pursuant to, any agreement, instrument, order, judgment or decree to which LCC or the LCC Subsidiaries is subject and of which such counsel is specifically aware and which LCC has advised such counsel in connection with this transaction is material to LCC and the LCC Subsidiaries or (C) insofar as is actually known to such counsel, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which LCC or any LCC Subsidiary is subject which would have a material adverse effect on LCC and the LCC Subsidiaries taken as a whole.

                     (iv) Except for such changes as are required by this Merger Agreement, the capitalization of LCC is as described in Section 3.2(a) of this Merger Agreement.

                     As to any matter contained in such opinion which involves the laws of any jurisdiction other than the federal laws of the United States or the laws of a state in which such counsel is licensed, such counsel may rely upon opinions of counsel admitted to practice in such other jurisdictions. Any opinions relied upon by such counsel as aforesaid shall be delivered together with the opinion of such counsel, which shall state that Acquiror's and such counsel's reliance thereon is justified. Such opinion may include assumptions as to the accuracy of the representations and warranties made by LCC in this Merger Agreement, may include qualifications similar to those set forth in Article III hereof and other qualifications customarily contained in legal opinions rendered in connection with transactions of the nature of the Merger, and may expressly rely as to matters of fact upon certificates furnished by appropriate officers and directors of LCC and the LCC Subsidiaries and by public officials.

            (e) None of the insurance regulatory approvals referred to in Section 8.1(d) shall be subject to any condition, satisfaction of all of which conditions would materially restrict the business or financial activities of LCC and the LCC Subsidiaries, taken as a whole, or Acquiror and the Acquiror Subsidiaries, taken as a whole, or materially increase the cost to Acquiror of consummating the transactions herein contemplated, or have a material adverse effect on the financial condition, results of operations, prospects or business of LCC and the LCC Subsidiaries, taken as a whole, or Acquiror and the Acquiror Subsidiaries, taken as a whole.

            (f) There shall not have been issued and be in effect any order of any court or tribunal of competent jurisdiction, and there shall not have been enacted any statute, rule, regulation or order by, or be threatened, instituted or pending any suit, action, investigation, inquiry or other proceeding by, any governmental or regulatory agency, department, commission, authority, board, bureau, body or instrumentality which in the reasonable judgment of Acquiror (i) makes the acquisition by Acquiror of LCC illegal or otherwise prohibits the acquisition of LCC,
                     (ii) would require the divestiture by Acquiror or any Acquiror subsidiary of a material portion of the business or assets of Acquiror and the Acquiror Subsidiaries, taken as a whole, as a result of the transactions contemplated hereby, or (iii) would impose any material limitation on the ability of Acquiror to effectively exercise full rights of ownership of LCC or of a material portion of the assets or business of LCC and the LCC Subsidiaries, taken as a whole, as a result of the transactions contemplated hereby.

            (g) Acquiror shall have been provided by LCC at or before the Closing such additional documents as are customarily provided for such a closing as may be reasonably required by Acquiror.

            8.3 ADDITIONAL CONDITIONS TO OBLIGATIONS OF LCC. The obligations of LCC to effect the Merger and to consummate the other transactions contemplated hereby are, at the option of LCC, also subject to the fulfillment at or prior to the Closing of the following conditions:

            (a) The representations and warranties of Acquiror contained in Article IV shall be accurate in all material respects as of the date of this Merger Agreement, and there shall be no inaccuracy in any such representations and warranties as of the Closing Date except to the extent that any such inaccuracy individually or in the aggregate does not constitute a material adverse change in the financial condition, results of operations or businesses of Acquiror and the Acquiror Subsidiaries, taken as a whole; all of the terms, covenants and conditions of this Merger Agreement to be complied with and performed by Acquiror at or before the Closing shall have been duly complied with and performed in all material respects; and a certificate to the foregoing effect dated as of the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of Acquiror shall have been delivered to LCC.

            (b) Since the date of this Merger Agreement, no material adverse change in the financial condition, results of operations or businesses of Acquiror and the Acquiror Subsidiaries, taken as a whole, shall have occurred (excluding for these purposes the effect of any conditions, events and developments adversely affecting the life insurance industry generally), and a certificate to such effect dated as of the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of Acquiror shall have been delivered to LCC.

            (c) On the date of the Proxy Statement, the LCC Board shall have received from Oppenheimer & Co., Inc. a written update, dated as of such date, confirming the opinion referred to in Section 3.12.

            (d)      Acquiror  shall have  paid  or  caused  to be  paid  the
                     outstanding  balance  under  the   Credit  Agreement  as
                     provided in Section 2.5.

            (e) At or before the Closing Date, either: (i) Acquiror (directly or through one or more of its Subsidiaries) shall have deposited with the Payment Agent in trust, for the benefit of the stockholders of LCC at the Effective Time, funds sufficient to make all payments required under Article II hereof to the holders of LCC Common Stock and Employee Options or SARs, or (ii) Acquiror shall have provided to the Payment Agent an unconditional and irrevocable written commitment of Acquiror for the benefit of the holders of LCC Common Stock and Employee Options and SARs at the Effective Time, in form reasonably satisfactory to LCC and the Payment Agent, to make such funds available as they are required, such commitment to include provisions by which the Payment Agent is assured of access to cash and/or marketable securities of Acquiror sufficient to satisfy such commitment. This condition may be satisfied by a combination of a deposit under subsection (i) and a commitment under subsection (ii) which together equal the amount of funds necessary to make all payments required under ARTICLE II hereof.

            (f) LCC shall have received an opinion of counsel to Acquiror reasonably satisfactory to LCC, dated as of the Effective Time and in form and substance reasonably satisfactory to LCC, substantially to the effect that:

                     (i) Each of Acquiror and Newco has been duly organized, and is subsisting and in good standing, as a corporation under the laws of its respective jurisdiction of incorporation.

                     (ii) Each of Acquiror and Newco has the corporate power and corporate authority to enter into this Merger Agreement and consummate the transactions provided for herein. The execution and delivery of this Merger Agreement by Acquiror and Newco and the consummation by them of the transactions provided for herein, have been duly authorized by requisite corporate action on the part of Acquiror and Newco. This Merger Agreement has been executed and delivered by Acquiror and Newco and (assuming this Merger Agreement is a valid and binding obligation of LCC) is a valid and binding obligation of Acquiror and
                             Newco enforceable against each of them in accordance with its terms, except (A) that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and
                             (B) that remedies of specific performance and injunctive and other forms of relief may be subject to general principles of equity and public policy and to the discretion of the court before which any proceeding therefor may be brought.

                     (iii) The execution, delivery and performance by Acquiror and Newco of this Merger Agreement will not (A) conflict with or result in a breach of any provision of the Articles of
                             Incorporation  or By-laws  of  either  of them,
                             (B) result in, constitute a violation of or a default under, or cause the creation of any security interest or lien upon any of the properties or assets of Acquiror pursuant to, or cause the acceleration of the maturity of any debt or obligation of Acquiror pursuant to, any agreement, instrument, order, judgment or decree to which Acquiror is subject and of which such counsel is specifically aware and which LCC has advised such counsel in connection with this transaction is material to Acquiror and would have a material adverse effect on Acquiror's ability to perform its obligations hereunder or (C) insofar as is actually known to such counsel, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Acquiror is subject which would have a material adverse effect on Acquiror and the Acquiror Subsidiaries taken as a whole.

                     As to any matter contained in such opinion which involves the laws of any jurisdiction other than the federal laws of the United States or the laws of a state in which such counsel is licensed, such counsel may rely upon opinions of counsel admitted to practice in such other jurisdictions. Any opinions relied upon by such counsel as aforesaid shall be delivered together with the opinion of such counsel, which shall state that Acquiror's and such counsel's reliance thereon is justified. Such opinion may include assumptions as to the accuracy of the representations and warranties made by Acquiror in this Merger Agreement, may include qualifications similar to those set forth in Article IV hereof and other qualifications customarily contained in legal opinions rendered in connection with transactions of the nature of the Merger, and may expressly rely as to matters of fact upon certificates furnished by appropriate officers and directors of Acquiror and the Acquiror Subsidiaries and by public officials.

    IX.     TERMINATION

            9.1 TERMINATION EVENTS. This Agreement may be terminated and the Merger and the other transactions contemplated herein may be abandoned at any time prior to the Effective Time, whether prior to or after approval by the stockholder of Newco or the stockholders of LCC:

            (a)      By  mutual  consent of  the Acquiror  Board and  the LCC
                     Board.

            (b) By the Acquiror Board or the LCC Board, if the Merger shall not have been consummated on or before December 31, 1995 (unless such circumstance is the result of a breach of the terms hereof in any material respect by the party asserting the termination right).

            (c) By the Acquiror Board or the LCC Board, if the Merger and this Merger Agreement shall have been submitted to a vote of the stockholders of LCC and shall not have been approved by the requisite votes.

            (d) By the LCC Board, if a condition to LCC's obligations to close set forth in Article VIII of this Merger Agreement is not met on the Closing Date and is not waived.

            (e) By the Acquiror Board, if a condition to Acquiror's obligations to close set forth in Article VIII of this Merger Agreement cannot be met on the Closing Date and is not waived.

            (f) By the Acquiror Board or the LCC Board, if an action is brought and remains pending in a court of competent jurisdiction (i) seeking to restrain, enjoin or otherwise prevent the consummation of the Merger or the other transactions contemplated hereby, or (ii) seeking substantial damages based on the consummation of the Merger or the other transactions contemplated hereby, and in either case, the party seeking to terminate believes in good faith with the advice of counsel that such action may have substantial merit.

            (g) By the Acquiror Board or the LCC Board, if the LCC Board does not make to the stockholders of LCC a favorable recommendation with respect to the Merger or such recommendation is modified or withdrawn in a way detrimental to Acquiror.

            (h) By the Acquiror Board, but only within thirty (30) days after the date hereof, if A. M. Best Company ("Best") has communicated to Acquiror that consummation of the transactions contemplated hereby has a reasonable probability of resulting in a reduction of the Best's rating of Great American Life Insurance Company to a rating lower than "A", and Acquiror shall have delivered to LCC within thirty (30) days after the date hereof the certificate of Acquiror executed by its President or a Senior Vice President, stating the particulars of such communication.

            9.2 EFFECT OF TERMINATION. In the event of any termination of this Merger Agreement pursuant to Section 9.1, Acquiror and LCC shall have no obligation or liability to each other except that (a) the provisions of the last sentence of Section 6.4 and Section 9.3 shall survive any such termination, and (b) nothing herein and no termination pursuant hereto shall relieve any party from liability for any breach of this Merger Agreement.

            9.3      CERTAIN FEES AND EXPENSES.

            (a) LCC agrees to pay to Acquiror the amount of $2,500,000 in immediately available funds, which amount shall be for the purpose of (i) reimbursement to Acquiror of costs, expenses and fees actually incurred by or on behalf of Acquiror and/or Newco in connection with the Merger and the consummation of all transactions contemplated by this Agreement and (ii) compensation to Acquiror for its expenditure of time and effort in connection with such transactions, such payment to be made promptly, but in no event later than ten business days, after the termination of this Merger Agreement as a result of the occurrence of either of the events set forth below which results in Acquiror or Newco not consummating the transactions contemplated by this Merger Agreement:

                     (A) in compliance with Section 6.3, LCC shall have entered into, or shall have publicly announced its intention to
                             enter   into,   an   agreement  or   an
                             agreement in principle with respect  to
                             any  Acquisition Transaction  or  shall
                             have determined and  such determination
                             shall  have  become   public  knowledge
                             that  any  such  transaction  is   more
                             favorable  to  the stockholders  of LCC
                             than the  transactions contemplated  by
                             this Merger Agreement; or

                     (B) in compliance with Section 6.3, the Board of Directors of LCC shall have withdrawn or materially negatively modified its approval or recommendation of this Merger Agreement or the transactions contemplated hereby or shall have resolved to do any of the foregoing (and such resolution shall have become public knowledge)

                     if Acquiror and Newco have not breached any of their representations, warranties, covenants or agreements contained in this Merger Agreement in any material respect.

            (b) Acquiror agrees to pay to LCC the amount of $2,500,000 in immediately available funds, which amount shall be for the purposes of (i) reimbursement to LCC of costs, expenses and fees actually incurred by or on behalf of LCC in connection with the Merger and the consummation of all transactions contemplated by this Merger Agreement and (ii) compensation to LCC for its expenditure of time and effort in connection with such transactions, such payment to be made promptly, but in no event later than ten business days, after the termination of this Merger Agreement as a result of the failure of Acquiror to satisfy the condition to closing set forth in Section 8.3(e) hereof, if LCC has not breached any of its representations, warranties, covenants or agreements contained in this Merger Agreement in any material respect.

            (c) Any payment made pursuant to Section 9.3(a) or 9.3(b) shall be liquidated damages paid in full satisfaction of all claims that the recipient of the payment may have against the party making such payment based on the circumstances giving rise to such payment. The parties hereto acknowledge the difficulty of ascertaining actual damages in the circumstances under which payments would be made pursuant to Section 9.3(a) or
                     Section 9.3(b), and agree that the amounts specified in said Sections are reasonable and do not constitute a penalty.

    X.      MISCELLANEOUS

            10.1 WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is, or whose stockholders are, entitled to the benefits thereof. This Merger Agreement may not be amended or supplemented at any time, except by an instrument in writing signed on behalf of each party hereto; provided however, that after this Merger Agreement has been approved and adopted by the stockholder of Newco and the stockholders of LCC this Merger Agreement may be amended only as may be permitted by applicable provisions of the Delaware Law.

            10.2     NONSURVIVAL  OF  REPRESENTATIONS  AND  WARRANTIES.    No
    representation or warranty in this Merger Agreement shall survive the consummation of the Merger.

            10.3 PUBLIC STATEMENTS. Acquiror and LCC agree to consult with each other prior to issuing any press release or otherwise making any public statement or disclosure with respect to the transactions contemplated hereby, and neither will issue any such press release or make any such public statement or disclosure prior to such consultation, except as may be required by law or applicable stock exchange policy.

            10.4 KNOWLEDGE. All references in this Merger Agreement to knowledge of a corporation shall be deemed to mean knowledge of any one or more of its executive officers.

            10.5     ASSIGNMENT.     This  Merger  Agreement   will  not   be
    assignable by the parties hereto.

            10.6 NOTICES. All notices, requests, claims, demands and other communications hereunder will be in writing and will be given (and will be deemed to have been duly received if so given) by delivery by cable, telegram, telex, telecopy or by registered or certified mail, postage prepaid, return receipt requested, to the respective parties as follows:


                     If to Acquiror:


                             American Annuity Group, Inc.
                             250 East Fifth Street
                             Cincinnati, Ohio  45202
                             Attention:  Mark F. Muething, Esquire

                             Telephone Number:  (513) 333-5515
                             Telecopy Number:  (513) 357-3397


                                      with a copy to:

                             Keating, Muething & Klekamp
                             1800 Provident Tower
                             One East Fourth Street
                             Cincinnati, Ohio  45202
                             Attention:  Edward E. Steiner, Esquire

                             Telephone Number:  (513) 579-6468
                             Telecopy Number:  (513) 579-6957


                     and if to LCC:

                             Laurentian Capital Corporation
                             640 Lee Road, Suite 303
                             Wayne, Pennsylvania  19087
                             Attention: Mr. Robert T. Rakich

                             Telephone Number:  (610) 889-7400
                             Telecopy Number:  (610) 889-7406
                             with a copy to:

                             Armbrecht, Jackson, DeMouy,
                               Crowe, Holmes & Reeves, L.L.C.
                             1300 AmSouth Center
                             Post Office Box 290
                             Mobile, Alabama  36601
                             Attention:  E. B. Peebles III, Esquire

                             Telephone Number:  (334) 405-1300
                             Telecopy Number:  (334) 432-6843

                     or  to  such  other  address as  either  party  may have
                     furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

            10.7 GOVERNING LAW. THIS MERGER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAW OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

            10.8 SEVERABILITY. If any term, provision, covenant, agreement or restriction of this Merger Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, agreements and restrictions of this Merger Agreement will continue in full force and effect and will in no way be affected, impaired or invalidated.

            10.9 COUNTERPARTS. This Merger Agreement may be executed in counterparts, each of which will be an original, but all of which together will constitute one and the same agreement.

            10.10 HEADINGS. The section headings herein are for convenience only and will not affect the construction hereof.

            10.11                 ENTIRE AGREEMENT.   This Merger  Agreement
    constitutes the entire agreement between the parties hereto and supersede all other prior agreements and understandings, both oral and written, between the parties relating to the subject matter hereof and thereof, and except as provided in Section 5.2 do not confer upon any person or entity not a party hereto or thereto any rights or remedies hereunder or thereunder.

            IN WITNESS WHEREOF, each of the parties hereto has caused this Merger Agreement to be signed by its respective President or a Vice President and attested by its respective Secretary or an Assistant Secretary, all as of the date first above written.

                                      AMERICAN ANNUITY GROUP, INC.

                                      By:  /s/   Jeffrey S. Tate
                                                 Senior Vice President
    ATTEST:

     /s/ Mark F. Muething
            Secretary


                                      LQ ACQUISITION CORP.

                                      By:   /s/ Jeffrey S. Tate
                                                Senior Vice President
    ATTEST:

     /s/  Mark F. Muething
             Secretary


                                      LAURENTIAN CAPITAL CORPORATION

                                      By:   /s/  Robert T. Rakich
                                                 President
    ATTEST:

     /s/ Bernhard M. Koch
            Secretary

    Exhibit 3

                                OPTION AGREEMENT


            Option Agreement dated as of May 25, 1995, by and among American Annuity Group, Inc., a Delaware corporation (the "Purchaser"), The Imperial Life Assurance Company of Canada, a Canadian corporation ("ILACO") and Desjardins-Laurentian Life Group Inc., a Quebec corporation ("DLLG"), (ILACO and DLLG collectively, the "Stockholders").

            Simultaneously herewith, the Purchaser, L.Q. Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Purchaser ("Newco"), and Laurentian Capital Corporation, a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"), pursuant to which Newco will merge into the Company (the "Merger").

            In order to induce the Purchaser to enter into the Merger Agreement and to provide reasonable assurances that the transactions
    contemplated  by   the  Merger   Agreement  will   be  consummated,   the
    Stockholders desire to grant to the Purchaser an option to purchase their shares of Common Stock, $.05 par value per share, of the Company ("Company Common Stock") and further desire to make certain other agreements regarding such shares, upon the terms and subject to the conditions set forth below.

            The   Board  of  Directors  of  the  Company  has  approved  the
    Stockholders' entering into this Agreement with the Purchaser, the form of this Agreement and the consummation of the transactions contemplated hereby.

            Accordingly, the parties hereto agree as follows:

            1.       Grant of Option.

            The Stockholders hereby jointly grant to the Purchaser an exclusive and irrevocable option (the "Option") to purchase an aggregate of 6,177,093 shares of Company Common Stock (the "Option Shares") consisting of 5,432,109 shares owned by ILACO and 744,984 shares owned by DLLG, at a price of $13.875 per share, subject to the terms and conditions contained herein.

            2.       Exercise of Option.

                     2.1   Following  (i) the  expiration  of any  applicable
    waiting period under Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Hart-Scott-Rodino Act"), (ii) the granting of all required regulatory approvals including, without limitation, approval from the office of The Superintendent of Financial Institutions (Canada) and (iii) the termination of the Long Term Financing Support Agreement dated as of April 25, 1994, between Desjardins Laurentian Financial Corporation, a Quebec corporation ("DLFC"), and the Company and an Agreement dated as of April 25, 1994 among DLFC, the Company and National Bank of Canada, in its capacity as Agent under the Company's Credit Agreement dated as of April 25, 1994 (both of such agreements collectively, the "Support Agreements"), and the release of DLFC from all of its liabilities and obligations under the Support Agreements, the Option may be exercised by the Purchaser, in whole but not in part, at any time prior to the termination of the Option and this Agreement in accordance with its terms, upon or following the occurrence of either of the following events:

                             (a) the receipt by the Company from a third party of a proposal with respect to an Acquisition Transaction (as defined in the Merger Agreement) and the exercise by the
            Company of its rights under Section 6.3 of the Merger Agreement; provided, that if the Option Shares are not sold to such third party by the Purchaser in connection with such Acquisition Transaction, then the Purchaser shall promptly thereafter take all necessary action to purchase or cause to be purchased all of the outstanding Company Common Stock not held by the Purchaser (other than the Option Shares) at a price per share equal to the price per share of the proposed third party Acquisition Transaction; or

                             (b)  the  failure (i) by either or both  of the
            Stockholders to vote all shares of Company Common Stock owned by them in favor of the Merger and for adoption of the Merger Agreement when the Merger Agreement is submitted to the stockholders of the Company for approval or (ii) by the Company to submit the Merger Agreement to the stockholders of the Company for approval on or before November 30, 1995 for any reason other than the exercise by the Company of its rights under Section 6.3 of the Merger Agreement; provided, that if the Option is exercised pursuant to this clause (b), the Purchaser shall promptly thereafter take all necessary action to purchase or cause to be purchased all of the outstanding Company Common Stock not held by the Purchaser (other than the Option Shares) at the price set forth in the Merger Agreement to be paid for such shares.

                     2.2 In the event the Purchaser elects to exercise the Option pursuant to Section 2.1 hereof, the Purchaser shall send a written notice to the Stockholders (which notice shall be given within five days after the Purchaser becomes aware that such Option is exercisable) specifying a place, time and date (not earlier than 2 nor later than 20 Business Days from the date such notice is given) for the closing of such purchase of the Option Shares. If such closing is to occur sooner than five Business Days from the date such notice is given, facsimile or telephonic notice shall also be given at the time such written notice is given. For purposes of this Agreement, "Business Day" shall mean any day on which banks in Toronto and New York are open for business.

            3.       Payment and Delivery of Certificate(s).
            At the closing  of the purchase of the Option  Shares hereunder,
    (i) the Purchaser shall pay to each Stockholder the aggregate price for the Option Shares being purchased from such Stockholder by delivery of a certified check or cashier's check or by wire transfer of funds to a bank account designated by the Stockholder and (ii) each Stockholder shall deliver to the Purchaser a duly issued and executed certificate or certificates representing the Option Shares being sold by such Stockholder, duly endorsed or accompanied by stock powers duly executed in blank. Such certificates may contain a legend substantially as follows:

            "These shares have not been registered under the Securities Act of 1933, as amended, and may not be sold without an effective registration statement under such Act or pursuant to an exemption therefrom."

            4.       Representations and Covenants
                     of the Stockholders.

            Each Stockholder hereby represents, warrants and covenants with respect to itself to the Purchaser as follows:

                     4.1 The Stockholder is a corporation duly organized, validly existing and in good standing under the laws of Canada in the case of ILACO and of the Province of Quebec in the case of DLLG, and with the corporate power to execute, deliver and carry out the terms of this Agreement.

                     4.2 During the term of this Agreement and except as contemplated by this Agreement and the Merger Agreement, the Stockholder will not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Option Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Option Shares or any interest therein,
    (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Option Shares, (iv) deposit the Option Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Option Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or in the Merger Agreement.

                     4.3 On the date hereof, the Stockholder (i) owns as sole owner, beneficially and of record, in the case of ILACO 5,432,109 shares of Company Common Stock and in the case of DLLG 744,984 shares of Company Common Stock, free and clear of all liens, claims, options, charges, encumbrances, security interests and rights or interests of any kind; and (ii) has full right, power and authority to sell and vote such shares of Company Common Stock, to enter into and perform this Agreement and to grant the Option granted herein. No person holds a proxy or other right to vote or direct the vote of the Stockholder's shares of Company Common Stock and upon exercise of the Option granted herein, the Stockholder shall convey good title to such shares, free and clear of all liens, claims, options, charges, encumbrances, security interests and rights or interests of any kind. The Stockholder owns no warrants or options to acquire shares of Company Common Stock. The shares of Company Common Stock owned by the Stockholder are (and upon exercise of the Option will be) duly issued, fully paid and nonassessable. This Agreement has been duly authorized by all necessary corporate action on the part of the Stockholder, has been duly executed and delivered on behalf of the Stockholder by duly authorized officers or representatives of the Stockholder and is valid, binding and enforceable against the Stockholder in accordance with its terms except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally or by equitable principles. The execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby do not require the consent, waiver, approval, license or authorization of or any filing with any person or governmental authority other than pursuant to securities laws, the Hart-Scott-Rodino Act and applicable insurance laws, including without limitation approval from the office of The Superintendent of Financial Institutions (Canada), and those consents required in connection with the termination of the Support Agreements, and, following the termination of the Support Agreements as contemplated by Section 2.1 hereof, will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of the Stockholder's charter or by-laws, or any indenture, mortgage, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree specifically applicable to the Stockholder.

                     4.4 The Stockholder will make any necessary filings required to be made by such Stockholder under the Hart-Scott-Rodino Act in connection with the transactions contemplated by this Agreement and will take such action as may reasonably be required of it in order to obtain the regulatory approvals contemplated by Section 2.1 hereof.

            5.       Representations and Covenants
                     of the Purchaser.

            The Purchaser hereby represents, warrants and covenants to the Stockholders as follows:

                     5.1 The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and with the corporate power to execute, deliver and carry out the terms of this Agreement.

                     5.2    This Agreement  has been  duly authorized  by all
    necessary corporate action on the part of the Purchaser, has been duly executed and delivered on behalf of the Purchaser by a duly authorized officer of the Purchaser and is valid, binding and enforceable against the Purchaser in accordance with its terms except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally or by equitable principles. The execution, delivery and performance of this Agreement by the Purchaser and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval, license or authorization of or any filing with any person or governmental authority other than pursuant to federal securities laws, the Hart-Scott-Rodino Act and applicable insurance laws and will not violate, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of the Purchaser's charter or by-laws, or any indenture, mortgage, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree specifically applicable to the Purchaser.

                     5.3 The Purchaser is acquiring the Option and the Option Shares transferable upon the exercise thereof for its own account and not with a view to the distribution or resale thereof. Any sale, transfer or other disposition of the Option Shares by the Purchaser will be made in compliance with all applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

                     5.4 The Purchaser has such knowledge and experience in financial and business matters that it is capable of utilizing the information that is available to the Purchaser concerning the Company to evaluate the risks of investment in the Option Shares.

                     5.5 The Purchaser acknowledges that it has not received any information relating to the Company from the Stockholders and that it is not relying on any information from the Stockholders in connection with its entering into the Merger Agreement.

                     5.6 The Purchaser will make any necessary filings required to be made by the Purchaser under the Hart-Scott-Rodino Act in connection with the transactions contemplated by this Agreement and will take such action as may reasonably be required of the Purchaser in order to obtain the regulatory approvals contemplated by Section 2.1 hereof.

            6.  Description of Shares.

            For all purposes of this Agreement, the shares of Company Common Stock shall mean the shares of Company Common Stock and all securities or property (including cash) issued or exchanged with respect to such shares from and after the date of this Agreement upon any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of Company Common Stock or any other change in the corporate or capital structure of the Company which would have the effect of diluting the Purchaser's rights hereunder. In such event, the Stockholders shall execute an amendment to this Agreement making those adjustments in the number of Option Shares and the exercise price thereof which may be necessary to restore the Purchaser to its rights hereunder.

            7.  Termination of Agreement.

            This Agreement shall terminate and the Option shall expire on the first to occur of the following events: (i) the Effective Time (as defined in the Merger Agreement) (it being understood that in such event the Option Shares that are not previously purchased hereunder shall be acquired pursuant to the terms of the Merger Agreement), (ii) the termination of the Merger Agreement by the Purchaser pursuant to any of the provisions of Section 9.1, (iii) the termination of the Merger Agreement by the Company pursuant to any of the provisions of Section
    9.1 thereof other than clauses (c) or (g) thereof, (iv) the abandonment of the Merger by the Purchaser otherwise than in accordance with the terms of the Merger Agreement, or (v) December 31, 1995.

            8.       Miscellaneous.

                     8.1 Assignability; Transfer Restrictions. Neither this Agreement, nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party except that the Purchaser may assign its rights hereunder, in whole or in part, to any wholly owned direct or indirect subsidiary of the Purchaser, provided that such assignee shall deliver to the Stockholders a certificate signed on its behalf by its President or any Vice President containing representations and covenants substantially similar to those made by the Purchaser in
    Section 5 hereof and provided further that in the event of any such assignment, the Purchaser shall not be released from any of its obligations to the Stockholders hereunder. Neither the Option nor the Option Shares may be sold, pledged, transferred, hypothecated, or otherwise disposed of except in compliance with applicable law, including, without limitation, federal securities laws.

                     8.2 Third Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of, the parties hereto. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement or their respective successors or assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. The representations and warranties contained in this Agreement shall survive for one year from the date hereof.

                     8.3 Further Assurances. Each party shall, upon the reasonable request by the other, execute and deliver any additional documents necessary or desirable to complete the sale, conveyance, transfer and assignment of the Option Shares acquired by the Purchaser pursuant to this Agreement.

                     8.4 Amendment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

                     8.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and given (and shall be deemed to have been duly received if so given) by delivery by messenger, telecopy or registered or certified mail, postage prepaid, to the respective parties as follows:

            If to the Purchaser:

                     American Annuity Group, Inc.
                     250 East Fifth Street
                     Cincinnati, Ohio  45202
                     Attention:  Mark F. Muething, Esquire

                     Telephone Number:  (513) 333-5515
                     Telecopy Number:   (513) 357-3397
            with a copy to:

                     Keating, Muething & Klekamp
                     1800 Provident Tower
                     One East Fourth Street
                     Cincinnati, Ohio  45202
                     Attention:  Edward E. Steiner, Esquire

                     Telephone Number:  (513) 579-6468
                     Telecopy Number:   (513) 579-6957

            If to the Stockholders:

                     The Imperial Life Assurance
                       Company of Canada
                     95 St. Clair Avenue West
                     Toronto, Ontario M4V 1N7
                     Canada
                     Attention:  Mr. Robert W. Haig, Secretary

                     Telephone Number:  (416) 926-2702
                     Telecopy Number:  (416) 324-1825


                     and to

                     Desjardins-Laurentian Life Group Inc.
                     1, Complexe Desjardins
                     Tour Sud, 21st Floor
                     Montreal (Quebec) H5B 1E2
                     Attention:       Mtre. Pierre Rousseau, Vice
                                      President    Corporate   Affairs    and
                                      Assistant General Secretary

                     Telephone Number:  (514) 285-3064
                     Telecopy Number:   (514) 285-1765

            with copies to:

                     Desjardins Laurentian Financial
                       Corporation
                     1, Complexe Desjardins, 40th Floor
                     P.O. Box 10500, Desjardins Station
                     Montreal, Quebec H5B 1J1
                     Canada
                     Attention:  Mtre. Lise Bernier

                     Telephone Number:  (514) 281-7081
                     Telecopy Number:   (514) 281-7110
                     and to

                     Arnold & Porter
                     399 Park Avenue
                     New York, New York  10022-4690
                     Attention:  John A. Willett, Esquire

                     Telephone Number:  (212) 715-1000
                     Telecopy Number:   (212) 715-1399

    or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of changes of address shall only be effective upon receipt.

                     8.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be wholly performed in such State.

                     8.7 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                     8.8 Effect of Section Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

            IN  WITNESS  WHEREOF,  the   parties  hereto  have  caused  this
    Agreement to be duly executed as of the day and year first above written.

                                      AMERICAN ANNUITY GROUP, INC.


                                      By /s/ Jeffrey S. Tate
                                        Title: Senior Vice President


                                      THE IMPERIAL LIFE ASSURANCE
                                        COMPANY OF CANADA

                                      By /s/ Humberto Santos
                                        Title: Authorized Representative

                                      By /s/ Guy Rivard
                                        Title: Authorized Representative

                                      DESJARDINS-LAURENTIAN LIFE
                                        GROUP INC.


                                      By /s/ Humberto Santos
                                        Title: Authorized Representative

                                      By /s/ Guy Rivard
                                        Title: Authorized Representative

    Exhibit 4
                                    AGREEMENT

            This Agreement executed this 1st day of June, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, American Annuity Group, Inc. ("AAG"), a Delaware corporation located at 250 East Fifth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

            WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and 81.4% of the common stock of AAG and the Lindner Family beneficially owns approximately 50.0% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

            WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC, AAG and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

            WHEREAS, American Premier, AFC and AAG and their subsidiaries from time to time must file statements pursuant to certain sections of
    the  Securities  Exchange  Act  of  1934,   as  amended,  concerning  the
    ownership of equity securities of public companies;

    ---------------------


            NOW THEREFORE BE IT RESOLVED, that American Premier, AFC, AAG and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC, AAG or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                      AMERICAN PREMIER GROUP, INC.
                                      AMERICAN FINANCIAL CORPORATION

                                      By:  /s/ James E. Evans
                                            James E. Evans
                                            Vice President & General Counsel

                                      AMERICAN ANNUITY GROUP, INC.

                                      By:  /s/ Mark F. Muething
                                            Mark F. Muething
                                            Senior Vice President, General
                                                 Counsel and Secretary

                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                      /s/ Keith E. Lindner
                                      Keith E. Lindner

    Exhibit 5


                                POWER OF ATTORNEY



            I, Carl H. Lindner,  do hereby appoint James E.  Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
    Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner
                                      Carl H. Lindner

                                POWER OF ATTORNEY



            I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner III
                                      Carl H. Lindner III

                                POWER OF ATTORNEY



            I, S. Craig Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ S. Craig Lindner
                                      S. Craig Lindner

                                POWER OF ATTORNEY



            I, Keith E. Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Keith E. Lindner
                                      Keith E. Lindner